FILED PURSUANT TO
RULE 424(B)(3)
REGISTRATION  NO.  333-171758

ENTERLOGICS, INC.

Shares of Common Stock, par value $0.0001

ENTEROLOGICS, INC.

Shares of Common Stock

We are offering up to 35,000,000 shares at a price per share of $0.05 on a best efforts basis.  We are making this offering without the involvement of underwriters or broker-dealers.  The shares of our common stock to be sold by us will be sold on our behalf by our executive officers and directors. Such officers and directors will not receive any compensation or commission on the proceeds from the sale of our shares on our behalf, if any.  We will bear the costs, expenses and fees associated with the registration of the shares in this prospectus. Should we be successful in selling all of the shares offered, we will receive $1,750,000 in proceeds before expenses but there can be no assurance that all or any of the shares will be sold.

The sale of 35,000,000 shares is intended to be a self-underwritten offering with no minimum purchase requirement. We do not have an arrangement to place the proceeds from this offering, if any, in an escrow, trust or similar account.  Any funds raised from the offering will be immediately available to us for our use. Subscriptions for shares are irrevocable once made, and funds will only be returned if the subscription is rejected.

This offering will begin upon the effectiveness of the registration statement of which this prospectus is a part and will terminate on the earlier of: (i) the date when the sale of all 35,000,000 shares is completed, or (ii) 90 days from the effective date of this registration statement, which date may be extended by us in our discretion for an additional 180 days.

Investing in our securities involves significant risks. See “Risk Factors” beginning on page 3.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The information in this prospectus is not complete and may be changed. This prospectus is included in the registration statement that was filed by us with the Securities and Exchange Commission. We may not sell these securities until the registration statement becomes effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

The date of this prospectus is February 3, 2011

PROSPECTUS SUMMARY

As used in this prospectus, references to the “Company,” “we,” “our” or “us” refer to Enterologics, Inc., unless the context otherwise indicates.

You should read the following summary together with the entire prospectus, including the more detailed information regarding us and the common stock being sold in this offering and our financial statements and the related notes appearing elsewhere in this prospectus. You should carefully consider, among other things, the matters discussed in the section entitled "Risk Factors" beginning on page 3 .

Our Company

Enterologics, Inc. was incorporated under the laws of the State of Nevada on September 2, 2009 to develop, test, and obtaining regulatory approvals for manufacturing, commercializing and selling new prescription drug products. We are an early stage pre-revenue generating company currently are involved with the development of live biotherapeutic products for gastrointestinal disorders. Unlike probiotic bacteria that are sold over-the-counter as dietary supplements or in food products such as yogurt, we intend to develop products to meet the exacting standards necessary to gain United States Food and Drug Administration (“FDA”) approval as prescription drugs.

In January 2011, we entered into a letter of intent with Universal Stabilization Technologies, Inc., a Delaware corporation (“UST”) pursuant to which we were granted a right of first refusal until May 15, 2012 to enter into a definitive license agreement for an exclusive, world-wide license to UST’s intellectual property relating to the preservation/stabilization of Escherichia coli (“E. coli”) probiotic bacteria. We believe that UST’s preservation/stabilization technology is superior to conventional freeze-drying techniques and can be applied to a wide variety of bacterial strains. We hope that prior to May 15, 2011, we will enter into an one-year development agreement for UST to conduct suitability studies and protocols to produce data demonstrating the suitability of its stabilization technology to produce a thermostable, commercially viable formulation of an E. coli probiotic satisfying our specifications. It is contemplated that during such one-year development project we will make monthly payments to UST of at least CA$8,333 (which amount may be increased depending on the scope of the work).

Our offices are currently located at 1264 University Avenue West, Suite 404, St. Paul, Minnesota 55104.  Our telephone number is (516) 303-8181.

The Offering

Securities offered:	35,000,000 shares of common stock

Offering price per share:	$ 0.05

Minimum number of shares to be offered:	None

Shares outstanding prior to offering:	26,520,000 shares of common stock.

Shares outstanding after offering:	61,520,000 shares of common stock , assuming all of the shares being offered are sold

Offering period:
The earlier of: (i) the date when the sale of all 35,000,000 shares is completed, or (ii) 90 days from the effective date of this registration statement, which date may be extended by us in our discretion for an additional 180 days.

Use of proceeds:
We intend to use the net proceeds of this offering for general and administrative costs, including regulatory costs; development costs with UST; legal, intellectual property and patent costs; the acquisition of technology; costs related to operating as a public company; to , payoff an outstanding loan, and for working capital and general corporate purposes.

Summary Financial Information

The following presents our summary financial information for the periods indicated and should be read in conjunction with the information contained in “Management's Discussion and Analysis or Plan of Operations” and our financial statements and related notes appearing elsewhere in this prospectus.  The Statement of Operations and Balance Sheet data from September 2, 2009 (Inception) to December 31, 2009 are derived from our audited financial statements.  The Statement of Operations and Balance Sheet data from January 1, 2010 to September 30, 2010 are derived from our unaudited financial statements.

	For the Nine Months Ended September 30, 2010	For the period September 2, 2009 (Inception) to December 31, 2009
Statement of Operations Data

Operating revenues	-

Income (loss) from operations	$(56,328)	$(7,964)

Net income (loss)	$(56,369)	$(8,099)

Balance Sheet Data :

	December 31, 2009	September 30, 2010
Working capital	$43,511	$(8,278)
Total assets	$43,694	$3,047
Total liabilities	$3,683	$10,325
Stockholders’ Equity	$40,011	$(7,278)

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the following factors and other information in this prospectus before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition, results of operations and prospects for growth would likely suffer. As a result, you could lose all or part of your investment.

Risk Factors Relating to Our Company

We are a development stage company, have generated no revenues to date and have a limited operating history upon which we may be evaluated.

We were incorporated on September 2, 2009, have generated no revenues from operations to date, and have no meaningful assets. Our lack of operating history makes it difficult to evaluate our business. We face all of the risks inherent in a new business and those risks specifically inherent in the business of developing, testing, obtaining regulatory approvals for, manufacturing, commercializing and selling new prescription drug products, with all of the unforeseen costs, expenses, problems, and difficulties to which such ventures are subject. Accordingly, we expect to incur substantial operating losses. We cannot assure you that we will be able to generate revenues or profits from operation of our business or that we will be able to generate or sustain profitability in the future.

We expect losses in the future because we have no revenue to offset losses.

As reflected in our financial statements filed in this registration statement, we are in the development stage formed to carry out the activities described in this prospectus. As of September 30, 2010, we have incurred a net loss of $64,468 from inception and used cash in operations of $51,383.  As we have no current revenue, we are expecting losses over the next 12 months because we do not yet have any revenues to offset the expenses associated with the development and implementation of our business plan. We cannot guarantee that we will ever be successful in generating revenues in the future. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations.  There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our business model is unproven and our success is dependent on our ability to develop and then expand our customer base.

Our business model is to generate revenues from the sale of probiotic, biotherapeutic drug products. We cannot guarantee that we will ever be successful in doing this. Our business model is new, and our ability to generate revenue is unproven. Therefore, it is not possible for us to predict the future level of demand for the products we intend to develop, or if we will be able to effectuate our business plan. We recognize that if we are unable to generate revenues, we will not be able to earn profits or continue operations.  There is no history upon which to base any assumption as to the likelihood that we will prove successful, and we can provide investors with no assurance that we will generate any operating revenues or ever achieve profitable operations.

Our independent auditor has issued a going concern opinion after reviewing our financial statements; our ability to continue is dependent on our ability to raise additional capital and our operations could be curtailed if we are unable to obtain required additional funding when needed.

We will be required to expend substantial amounts of working capital in order to acquire, develop, test, obtain the requisite regulatory approvals, manufacture and market our proposed products and establish the necessary relationships to implement our business plan. Even though we received a loan of $20,000 in January 2011 and may borrow up to an additional $30,000 from such lender, we  still currently do not have sufficient cash for our operations., .  We will continue to require additional financing to execute our business strategy.  We are totally dependent on external sources of financing for the foreseeable future, Our failure to raise additional funds in the future will adversely effect our business operations, and may require us to suspend our operations, which in turn may result in a loss to the purchasers of our common stock. We are entirely dependent on our ability to attract and receive additional funding from either the sale of securities or outside sources such as private investment or a strategic partner. We currently have no firm commitments, agreements or arrangements with respect to any such financing, other than a $50,000 loan commitment (of which we have already borrowed $20,000), and there can be no assurance that any needed funds will be available to us on acceptable terms or at all. The inability to obtain sufficient funding of our operations in the future could restrict our ability to grow and reduce our ability to continue to conduct business operations. After reviewing our financial statements, our independent auditor issued a going concern opinion and our ability to continue is dependent on our ability to raise additional capital. If we are unable to obtain necessary financing, we will likely be required to curtail our development plans which could cause us to become dormant. Any additional equity financing may involve substantial dilution to our then existing shareholders.

We may never be able to effectuate the license agreement with UST and therefore we may lose all payments made to UST.

Under the terms of a development agreement with UST, which we hope to enter into with UST by May 15, 2011, we will be required to pay UST at least CA$8,333.33 per month (which amount may be increased depending on the scope of the work required). It is possible that we will commence paying UST these monthly payments and then not have sufficient funds to continue making such payments, or that we may not have sufficient funds if the amount of these monthly payments increase. In such instance, all payments made to UST will be forfeited and we will have no asset or revenue stream. Accordingly, an investor may not see any return from his investment in our company.

Our right of first refusal to license the UST’s preservation technology, if exercised, is limited to E. coli probiotic bacteria.

Our right of first refusal to license the UST’s technology, if exercised, is limited to the use with E. coli probiotic bacteria. In order to utilize the UST license we will need to source and/or acquire development rights for an E. coli probiotic strain.  We may be unable to gain access to an appropriate E. coli probiotic strain.  We would then be unable to utilize the UST’s technology, unless we were successful in renegotiating a field of use with UST for a different probiotic bacterial species.  There is no assurance that we could negotiate an alternate use for equivalent or favorable terms which would have an adverse effect our ability to complete product development plans and on our company.

Even if we are able to make payments to UST as contractually required, we may not obtain FDA approval for the formulation licensed from UST.

In order to make use of the UST’s technology, we will need to obtain access to an E. coli probiotic and move it forward in preclinical and clinical development; otherwise we will not have an E. coli product using the UST formulation for which we can seek FDA approval.  While there are several E. coli probiotics that have been marketed or otherwise identified in various markets, and we intend to acquire rights for one or more of these or exploit an E. coli that is in the public domain, we may be unsuccessful in doing so which would hamper our development plans and after having made significant capital expenditures, could have a material adverse effect on us.

If we undertake the development project with UST, the final product formulation may not satisfy the stability and shelf-life requirements that we require.

We are currently basing our development plans on the ability of UST’s technology to meet our specifications for a thermostable, commercially viable formulation of an E. coli probiotic, thereby enabling us to move forward with clinical testing.  UST’s technology has been previously shown to have the capability to do this.  However, UST may be unable to make such a thermostable formulation with the E. coli strain that we ultimately select for development.  This could delay our development program and clinical testing, and force us to seek another formulation and stabilization technology.  We may be unable to find an alternate stabilization technology to substitute for UST’s technology and we would lose our funds invested in the development of UST’s technology which would have a material adverse effect on us.

We are completely dependent on the services of our executive officers, especially Dr. Robert Hoerr and Dr. Lawrence Levitan. If we should lose their services before we are able to engage and retain qualified employees or consultants to execute our business plan, we may not be able to continue with our business model.

The Company’s operations and business strategy are completely dependent upon the knowledge and business contacts of Dr. Robert Hoerr, our president and principal executive officer, and Dr. Lawrence Levitan, our treasurer and principal financial and accounting officer.   They are under no contractual obligation to remain employed by us. We do not have employment agreements in place with Dr. Hoerr and Dr. Levitan and will be unable to do so until we have the funding in place to commit to their compensation.  If they should choose to leave us for any reason before we have hired suitable replacements, our operations may fail. Even if we are able to find such personnel, it is uncertain whether we could find someone who could develop our business along the lines described herein.  We will fail without Dr. Hoerr or Dr. Levitan or an appropriate replacement(s). We intend to acquire key-man life insurance on the life of Dr. Hoerr and Dr. Levitan naming us as the beneficiary when and if we obtain the resources to do so and provided that Drs. Hoerr and Levitan remain insurable. We have not yet procured such insurance, and there is no guarantee that we will be able to obtain such insurance in the future.  Accordingly, it is important that we are able to attract, motivate and retain highly qualified and talented personnel and independent contractors.

The products we plan to develop may not satisfy regulatory requirements or become commercially viable.

The products that we plan to develop will require development, testing, and investment in order to market them as prescription drugs. We cannot be sure that our product research and development efforts will be successful, that candidates will enter clinical studies as anticipated, that we will satisfy the FDA’s Good Laboratory Practices, current Good Manufacturing Practices (“cGMP”), Good Clinical Practices or prescription drug or prescription biologic requirements or that any required regulatory approvals will be expeditiously applied for or obtained, or that any products, if introduced, will be commercially successful. The results of pre-clinical and other trials on products we plan to develop are not necessarily predictive of results that will be obtained from large scale clinical testing. We cannot be sure that clinical trials of the products which we plan to develop will demonstrate the safety and efficacy of such products or will result in a marketable product. The failure to demonstrate adequately the safety and efficacy of a therapeutic drug product could delay or prevent regulatory approval and  commercial sale of the product, which could have a material adverse effect on us. We may encounter difficulties in manufacturing, process development and formulation activities that could result in delays in clinical trials, regulatory submissions, regulatory approvals and commercialization of any products we plan to develop, or cause negative financial and competitive consequences. We cannot assure you that any product will be successfully developed, be developed on a timely basis or prove to be more effective than competing products based on existing or newly developed technologies. The inability to successfully complete development, or a determination by us, for financial or other reasons, not to undertake to complete development of a product, particularly in instances in which we have made significant capital expenditures, could have a material adverse effect on us.

Intellectual property rights may not protect our business.

We plan to use a combination of patents, trademarks and trade secrets to protect any proprietary intellectual property rights that we may develop or acquire from UST or other third parties. We cannot assure you that patent and trademark registration applications will result in issued patents and registered trademarks, or that, if issued, our applications will be upheld if challenged. Further, even if granted, we cannot assure you that these patents and trademarks will provide us with any protection from competitors or, that if they do provide any meaningful level of protection, that we will have the financial resources necessary to enforce our patent and trademark rights. In addition, we cannot assure you that others will not independently develop technologies similar to those covered by our pending patents and trade secrets, or design around the pending patents. If others are able to design around our patents, our results of operations could be materially adversely affected. Further, we will have very limited, if any, protection of our proprietary rights in those jurisdictions where we have not affected any filings or where we fail to obtain protection through our filings. There can be no assurance that third parties will not assert intellectual property infringement claims against us with respect to products we may develop. We may be responsible for defending against charges of infringement of third party intellectual property rights by our actions and products and such assertion may require us to refrain from the sale of our products, enter into royalty arrangements or undertake costly litigation. Further, challenges may be instituted by third parties as to the validity, enforceability and infringement of our patents. Our adherence to industry standards with respect to our product may limit our opportunities to provide proprietary features which may be protected. In addition, the laws of various countries in which our product may be sold may not protect our product and intellectual property rights to the same extent as the laws of the United States.

The validity of patents covering pharmaceutical and biotechnological inventions and the scope of intellectual property claims made under such patents is uncertain. Failure to secure necessary patents could impair our ability to produce and market any products that we develop.

There is no consistent policy regarding the breadth of intellectual property claims permitted in specialty pharmaceutical and biotechnology patents. In addition, patents may have been granted, or may be granted, to others covering products or processes that we need, or may need, for testing and developing any products that we may develop.. If products or processes that we may develop infringe upon patents held by third parties, or otherwise impermissibly utilize the intellectual property of others, we might be unable to develop, manufacture, or sell such products. In such event, we may be required to obtain licenses from third parties to use such intellectual property. We cannot be sure that we will be able to obtain such licenses on acceptable terms, or at all.  If we enter into a license agreement with UST for its technology, UST may be unsuccessful in gaining patent protection for the formulation technology that is a key element of our product development strategy, or, others may be successful in developing competing formulation technology that is equivalent to or superior to this formulation technology.

Failure to develop, or contract for, an adequate sales and marketing organization, or partner with a larger pharmaceutical company would result in the inability to market and sell our products.

To market any  products that we may develop directly, we would have to develop a substantial marketing and sales force. Alternatively, we may, for certain products, attempt to obtain the assistance of larger pharmaceutical companies with established distributions systems and direct sales forces. We do not know if we will be able to enter into agreements with other companies to assist in the marketing and sales of such products. If we are not able to sustain such marketing efforts, we may license marketing rights to a third party. However, we cannot be sure that we would be able to locate a qualified marketer or distributor or enter into any such agreement on reasonable terms or at all.

We own no manufacturing facilities and will be dependent on third parties to make any products that we may develop.

We own no manufacturing facilities or equipment, and employ no manufacturing personnel. We currently expect to use third parties to manufacture products we may develop on a contract basis. We have negotiated the terms of a technology transfer and clinical trial product manufacturing contract with an established cGMP contract manufacturing company which we currently intend to enter into upon our raising sufficient funds to satisfy our payment requirements under such agreement. Third party manufacturers may require that we have sufficient funding to, among other things, transfer our manufacturing process. We may not be able to obtain manufacturing services on reasonable terms or at all or sufficient funding to transfer our manufacturing process. As a result, our ability to manufacture products we may develop and start clinical trial testing may be impaired. We may in the future seek to establish our own manufacturing facilities, in which case, we will incur expenses requiring additional financing, may be unsuccessful in hiring sufficient experienced personnel and experience significant time delays in our development program.

We will be required to comply with good manufacturing practices, good laboratory practices and good clinical practices, both in our development program and following product approval.

The manufacture of our proposed products will be subject to cGMP procedures prescribed by the FDA. There can be no assurance that we or any entity manufacturing products on our behalf will be able to comply with cGMP or satisfy certain regulatory inspections in connection with the manufacture of our proposed products. Failure or delay by any manufacturer of products we develop to comply with cGMP or similar regulations or satisfy regulatory inspections would impair our ability to have product manufactured for clinical trials and thereby have a material adverse effect on us.  The conduct of clinical trials must be made according to Good Clinical Practices and any laboratory testing or quality control procedures must be performed under Good Laboratory Practices, also prescribed by FDA.  Failure of any of the service providers we may use to conduct clinical trials or analytical laboratory services to adhere to any of these quality-related measures may cause interruptions in or failure of our commercial development program.

Potential side effects of any product we may develop could impair our ability to continue clinical trials, obtain regulatory approval, or successfully market our products.

It is possible that, any time during clinical trials or patient usage, side effects of products may be encountered. If they are common or significant enough, this could result in the termination of clinical trials, denial of FDA approval, the inability to market and sell  products,  products being withdrawn from the market, or liability claims being asserted against us.

We may not be able to secure FDA regulatory approval for  Investigational New Drug applications needed to begin clinical trials or for Biologics Licensing Applications needed for marketing approval.

Our business strategy depends on our ability to gain FDA regulatory approval to conduct clinical trials with  products which we may develop and eventually to gain marketing approval.  While we intend to hire individuals with experience in preparing and gaining FDA approval for such regulatory filings , there is no assurance that we will be able to satisfy FDA requirements or that new information regarding risks associated with our product candidates may come to light that render them incapable of meeting FDA requirements for safety and/or efficacy.

Any products which we may develop may not be accepted by physicians, patients or third party payers.

Patients, doctors and third-party payers must accept our products as medically useful and cost effective for us to be successful. Doctors and patients are very important constituents because they directly make all medical decisions. Third party payers are also very important because they pay for a major portion of all medical care expenses. Third party payers consist of health maintenance organizations, health insurers, managed care providers, Medicare and Medicaid, and their equivalent organizations in jurisdictions outside the U.S. There can be no assurance that patients, doctors or third-party payers will accept our products, even if approved for marketing, on a timely basis.

Government and private insurance plans may not pay for products which we may develop.

The success of products which we may develop in the United States and other significant markets will depend, in part, upon the extent to which a consumer will be able to obtain reimbursement for the cost of such product from governmental authorities, third-party payers and other organizations. We cannot determine in advance the reimbursement status of newly approved therapeutic products. Even if a product is developed and approved for marketing, we cannot be sure that adequate reimbursement will be available. Also, future legislation or regulation, or related announcements or developments, concerning the healthcare industry, or third party or governmental coverage and reimbursement, may adversely affect our business. In particular, legislation or regulation limiting consumers' reimbursement rights could have a material adverse effect on our business and revenues.

We may lose any technological advantage because pharmaceutical research technologies change rapidly.

The pharmaceutical research field is characterized by rapid technological progress and intense competition. As a result, our business strategy may not be successful and any products we may develop may not reach the marketplace or be saleable. Businesses, academic institutions, governmental agencies, and other public and private research organizations, may conduct research to develop technologies that may compete with  technologies we may obtain or license. It is possible that competitors could acquire or develop technologies that would render such technologies obsolete or noncompetitive. We cannot be certain that we will be able to access the same technologies at an acceptable price, or at all. In addition, other therapeutic products or surgical procedures that may be developed for the indications we are pursuing may provide superior efficacy and make any product we may develop less competitive.

We may not be able to procure required insurance coverage.

We will need to procure liability insurance coverage required by clinical investigators, patients and other third parties with respect to clinical studies. There can be no assurance that such coverage will be available to us or that, even if available, we will be able to bear the expense of such insurance coverage. Absent such coverage, we will not be able to perform required clinical studies.

We may be subject to product liability claims which could result in significant losses and adverse product publicity.

We face an inherent risk of exposure to product liability claims and negative publicity in the event that the use of a product that we develop and commercialize results in injury. We face the risk that materials used in the manufacture of the final product may be contaminated with substances that may cause sickness or injury to persons who have used the products, or that sickness or injury to persons may occur if the product distributed by us is ingested in dosages that exceed the dosage recommended on the product label. In the event that insurance coverage or contractual indemnification is not adequate, product liability claims could have a material adverse effect on our business. The successful assertion or settlement of any uninsured claim, a significant number of insured claims, or a claim exceeding any future insurance coverage, could have a material adverse effect on our business. Additionally, negative publicity asserting that our products, or similar products of others, may be harmful could have a material adverse effect on our business, regardless of whether such reports are scientifically supported, regardless of whether the harmful effects would be present at the dosages recommended for such products, and regardless of whether such adverse effects resulted from failure to consume the product as directed.

Intense competition may result in our inability to generate sufficient revenues to operate profitably.

The pharmaceutical industry is highly competitive. Numerous companies, many of which are significantly larger than us, and which have greater financial, personnel, distribution and other resources than us and may be better able to withstand volatile market conditions, will compete with us in the development, manufacture and marketing of probiotics for the treatment of GI disorders. There can be no assurance that national or international companies will not seek to enter or increase their presence in the industry. In addition, large nationally known companies may compete with us and they have already spent millions of dollars to develop treatments for GI disorders. Current or increased competition could have a material adverse effect on our business, as many of our competitors have far greater financial and other resources and possess extensive manufacturing, distribution and marketing capabilities far greater than ours.

We may be dependent on collaborative agreements for the development of our technologies and business development which exposes us to the risk of reliance on the viability of third parties.

In conducting research and development activities, we may rely upon numerous collaborative agreements with universities, governmental agencies, charitable foundations, manufacturers, contract research organizations, and corporate partners. The loss of, or failure to perform under, any of these arrangements by any of these entities may substantially disrupt or delay our research and development activities.

Since our officers and directors work or consult for other companies, their activities could slow down our operations.

Our officers and directors are not required to work exclusively for us and do not devote all of their time to our operations. It is expected that each of our officers and directors will devote between 5 and 30 hours per week to our operations on an ongoing basis, and will devote whole days and even multiple days at a stretch when required.  It is possible that a conflict of interest with regard to their time may arise based on their employment for other companies. Their other activities may prevent them from devoting full-time to our operations which could slow our operations and may reduce our financial results because of the slow down in operations.

Due to our limited marketing, sales, and distribution experience, we may be unsuccessful in our efforts to sell any products that we develop, enter into relationships with third parties, or develop a direct sales organization.

We have no marketing, sales, or distribution capabilities. At the appropriate time, we expect to enter into agreements with third parties to sell products we may develop or we may develop our own sales and marketing force. We may be unable to establish or maintain third party relationships on a commercially reasonable basis, if at all. In addition, these third parties may have similar or more established relationships with competitors who may exist after the introduction of our existing products, if any. If we do not enter into relationships with third parties for the sales and marketing of any products we may develop, we will need to develop our own sales and marketing capabilities. We have no experience in developing, training, or managing a sales force. We may be unable to build a sales force on a cost effective basis or at all. Any such direct marketing and sales efforts may prove to be unsuccessful. In addition, we will compete with many other companies that currently have extensive marketing and sales operations.  We may be unable to establish a sufficient sales and marketing organization on a timely basis, if at all, and may be unable to engage qualified distributors. Even if engaged, these distributors may:

  •  fail to satisfy financial or contractual obligations;
  •  fail to adequately market our assigned products;
  •  cease operations with little or no notice; or
  •  offer, design, manufacture, or promote competing products.

If we fail to develop sales, marketing, and distribution channels, we would experience delays in product sales and incur increased costs, which would harm our financial results.

Our principal shareholders, who are our officers and directors, own a controlling interest in our voting stock. Therefore investors will not have any voice in our management, which could result in decisions adverse to our other shareholders’ interest.

Our officers and directors, in the aggregate, beneficially own or have the right to vote approximately 38.8% of our outstanding common stock. As a result, these shareholders, acting together, will have the ability to control substantially all matters submitted to our shareholders for approval including:

•      election of  our  board  of  directors;
•      removal of  any  of  our  directors;
•      amendment of  our  Articles of Incorporation  or  bylaws;  and
•      adoption of measures that could delay or prevent a change in control or impede a merger, takeover or other business combination involving us.

As a result of their ownership and positions, our directors and executive officers collectively are able to influence all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. In addition, the future prospect of sales of significant amounts of shares held by our directors and executive officers could affect the market price of our common stock if the marketplace does not orderly adjust to the increase in shares in the market and the value of your investment in our company may decrease.  Management's stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our shareholders from realizing a premium over our stock price.

RISK FACTORS RELATING TO OUR COMMON STOCK

The issuance of shares in this offering, as well as any future issuances, will reduce investors’ percent of ownership and dilute our share value.

Our Articles of Incorporation authorizes the issuance of 150,000,000 shares of common stock, par value $.0001 per share, of which 26,520,000 shares are currently issued and outstanding. As discussed in the “Dilution” section above, the issuance of the shares of common stock described in this prospectus will result in substantial dilution in the percentage of our common stock held by our existing shareholders. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on any trading market for our common stock.

Our common stock is subject to the "penny stock" rules of the Securities and Exchange Commission (“SEC”) and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The SEC has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must: (i) obtain financial information and investment experience objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the SEC relating to the penny stock market, which, in highlight form: (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The market for penny stocks has experienced numerous frauds and abuses which could adversely impact investors in our stock.

We believe that the market for penny stocks has suffered from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;

•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;

•	"Boiler room" practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;

•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and

The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Because we do not intend to pay any cash dividends on our shares of common stock, our shareholders will not be able to receive a return on their shares unless they sell them.

We intend to retain any future earnings to finance the development and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future. Unless we pay dividends, our shareholders will not be able to receive a return on their shares unless they sell them at a price higher than that which they initially paid for such shares.

The offering price of our common stock could be higher than the market value, causing investors to sustain a loss of their investment.

The price of our common stock in this offering has not been determined by any independent financial evaluation, market mechanism or by our auditors, and is therefore, to a large extent, arbitrary. Our audit firm has not reviewed management's valuation, and therefore expresses no opinion as to the fairness of the offering price as determined by our management. As a result, the price of the common stock in this offering may not reflect the value perceived by the market. There can be no assurance that the shares offered hereby are worth the price for which they are offered and investors may therefore lose a portion or all of their investment.

State securities laws may limit secondary trading, which may restrict the states in which and conditions under which you can sell the shares offered by this prospectus.

Secondary trading in common stock sold in this offering will not be possible in any state until the common stock is qualified for sale under the applicable securities laws of the state or there is confirmation that an exemption, such as listing in certain recognized securities manuals, is available for secondary trading in the state. If we fail to register or qualify, or to obtain or verify an exemption for the secondary trading of, the common stock in any particular state, the common stock could not be offered or sold to, or purchased by, a resident of that state. In the event that a significant number of states refuse to permit secondary trading in our common stock, the liquidity for the common stock could be significantly impacted thus causing you to realize a loss on your investment.

We may issue shares of preferred stock in the future that may adversely impact your rights as holders of our common stock.

Our Articles of Incorporation authorizes us to issue up to 5,000,000 shares of "blank check" preferred stock, none of which are issued and outstanding. Accordingly, our board of directors will have the authority to fix and determine the relative rights and preferences of preferred shares, as well as the authority to issue such shares, without further shareholder approval. As a result, our board of directors could authorize the issuance of a series of preferred stock that would grant to holders preferred rights to our assets upon liquidation, the right to receive dividends before dividends are declared to holders of our common stock, and the right to the redemption of such preferred shares, together with a premium, prior to the redemption of the common stock. To the extent that we do issue such additional shares of preferred stock, your rights as holders of common stock could be impaired thereby, including, without limitation, dilution of your ownership interests in us. In addition, shares of preferred stock could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult, which may not be in your interest as holders of common stock

We may be exposed to potential risks and significant expenses resulting from the requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

We will be required, pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting.  We expect to incur significant continuing costs, including accounting fees and staffing costs, in order to maintain compliance with the internal control requirements of the Sarbanes-Oxley Act of 2002. Development of our business will necessitate ongoing changes to our internal control systems, processes and information systems. Currently, we have no employees, no products in development, no manufacturing facilities and no intellectual property rights, other than our right of first refusal until May 15, 2012 to enter into a license Agreement with UST. If and when we develop our product, obtain intellectual property rights and regulatory approval, hire employees and consultants and seek to protect our intellectual property rights, our current design for internal control over financial reporting will not be sufficient to enable management to determine that our internal controls are effective for any period, or on an ongoing basis. Accordingly, as we develop our business, such development and growth will necessitate changes to our internal control systems, processes and information systems, all of which will require additional costs and expenses.

In the future, if we fail to complete the annual Section 404 evaluation in a timely manner, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to meet our reporting obligations.

Because we are not subject to compliance with rules requiring the adoption of certain corporate governance measures, our shareholders have limited protections against interested director transactions, conflicts of interest and similar matters.

The Sarbanes-Oxley Act of 2002, as well as rule changes proposed and enacted by the SEC, the New York and American Stock Exchanges and the Nasdaq Stock Market, as a result of Sarbanes-Oxley, require the implementation of various measures relating to corporate governance. These measures are designed to enhance the integrity of corporate management and the securities markets and apply to securities which are listed on those exchanges or the Nasdaq Stock Market. Because we are not presently required to comply with many of the corporate governance provisions and because we chose to avoid incurring the substantial additional costs associated with such compliance any sooner than necessary, we have not yet adopted these measures.

Because none of our directors are independent, we do not currently have independent audit or compensation committees. As a result, the director has the ability, among other things, to determine his own level of compensation. Until we comply with such corporate governance measures, regardless of whether such compliance is required, the absence of such standards of corporate governance may leave our shareholders without protections against interested director transactions, conflicts of interest and similar matters and investors may be reluctant to provide us with funds necessary to expand our operations.

The costs to meet our reporting and other requirements as a public company subject to the Exchange Act of 1934 are substantial and may result in us having insufficient funds to expand our business or even to meet routine business obligations.

As a public entity subject to the reporting requirements of the Exchange Act of 1934, we incur ongoing expenses associated with professional fees for accounting, legal and SEC filings and compliance. We estimate that these costs will increase if our business volume and activity increases.  As a result of such expenses, we may not have sufficient funds to grow our operations.

THE OFFERING

We are offering on a self-underwritten basis, 35,000,000 shares of common stock at a price per share of $ 0.05. Shares will be offered on a best efforts basis and we do not intend to use an underwriter for this offering.  We do not have an arrangement to place the proceeds from this offering, if any, in an escrow, trust or similar account.  Any funds raised from the offering will be immediately available to us for our use. This offering will begin upon the effectiveness of the registration statement of which this prospectus is a part and will terminate on the earlier of: (i) the date when the sale of all 35,000,000 shares is completed, or (ii) 90 days from the effective date of this registration statement, which date may be extended by us in our discretion for an additional 180 days.

Subscriptions for shares are irrevocable once made, and funds will only be returned if the subscription is rejected. There will not be an escrow account so the proceeds from the sale will be placed directly into our corporate account and all funds received can be immediately used by us. If you decide to subscribe for any shares in this offering, you will be required to execute a subscription agreement and tender it, together with payment for the shares subscribed for. We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. All monies from rejected subscriptions will be returned immediately by us to the subscriber, without interest or deductions.

The offering price of the common stock has been determined arbitrarily and bears no relationship to any objective criterion of value.  The price does not bear any relationship to our assets, book value or net worth.

USE OF PROCEEDS

If we sell all of the shares offered, we estimate that the net proceeds from our offering of common stock under this prospectus will be approximately $1,730,000, after deducting estimated offering expenses payable by us.  We intend to use the proceeds of this offering to make the required payments to UST during the Option Period pursuant to the terms of the letter of intent with UST, to a pay off an outstanding loan, and for working capital and general corporate purposes.

The net proceeds to us from the sale of up to 35,000,000 shares offered at a public offering price of $0.05 per share will vary depending upon the total number of shares sold. Regardless of the number of shares sold, we expect to incur offering expenses estimated at approximately $20,000 for legal, accounting and other costs in connection with this offering.

The table below shows the net proceeds from this offering for scenarios where we sell various amounts of the shares. Since we are making this offering on a no minimum, best-efforts basis, there is no guarantee that we will be successful at even selling 20% of the amount offered hereby. Accordingly, the actual amount of proceeds we will raise in this offering, if any, may differ.

% of total shares offered	50%	75%	100%
Shares sold	17,500,000	26,250,000	35,000,000

Gross Proceeds	$875,000	$1,312,500	$1,750,000
Less offering expenses	$20,000	$20,000	$20,000
Net offering proceeds	$855,000	$1,292,500	$1,730,000

All amounts listed below are estimates.

Use of Net Proceeds:

Purpose	50%	75%	100%
G&A including regulatory consultant fees	$200,000	$335,000	$425,000
Development costs with UST	100,000	100,000	100,000
Legal, intellectual property and patents	80,000	120,000	150,000
Cost of operating as a public company	150,000	150,000	150,000
Acquisition of additional technology	200,000	360,000	480,000
Working capital	75,000	177,500	375,000
Payoff of loan	50,000	50,000	50,000
Total	$855,000	$1,292,500	$1,730,000

Our offering expenses are comprised of legal and accounting expenses, and SEC and EDGAR filing fees, transfer agent fees and any necessary state registration fees. Our officers and directors will not receive any compensation for their efforts in selling our shares.

We intend to use the proceeds of this offering in the manner set forth above. No material amount of the proceeds is to be used to discharge indebtedness or to acquire assets or finance the acquisition of other businesses other than in the ordinary course of business. At present we are not engaged in negotiations or the acquisition of additional technology. At present, no material changes are contemplated. Should there be any material changes in the projected use of proceeds in connection with this offering, we will issue an amended prospectus reflecting the same.

DETERMINATION OF OFFERING PRICE

The offering price of our common stock does not have any relationship to any established criteria of value, such as book value or earnings per share. Because we have no significant operating history, the price of our common stock is not based on past earnings, nor is the price of our common stock indicative of the current market value of the assets owned by us. No valuation or appraisal has been prepared for our business and potential business expansion. Our common stock is presently not traded on any market or securities exchange and we have not applied for listing or quotation on any public market.

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements which relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology.  These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in the section entitled “Risk Factors,” that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

DILUTION

Dilution is the amount by which the offering price paid by purchasers of our common stock in this offering will exceed the net tangible book value per share after this offering. Our existing shareholders hold  26,520,000   shares of  common stock, which represents approximately 43.1 % of the shares we expect to be outstanding after this offering. Our net tangible book value as of September 30, 2010 was $ 0.00  per share. Net tangible book value per share is determined by dividing our tangible net worth (tangible assets less total liabilities) by the total number of outstanding shares of common stock. After giving effect to the sale of the common stock in this offering and assuming the deduction of the fees and expenses of this offering and the application of the net proceeds as described in “Use of Proceeds,” our pro forma net tangible book value as of September 30, 2010, 2010 would have been $0.03  per share. This represents an immediate increase in the net tangible book value of $0.03 per share to our existing shareholders and an immediate dilution of $0.02 (i.e., the difference between the offering price and the pro forma net tangible book value after this offering) to new investors purchasing common stock in this offering.

The following table illustrates the pro forma per share dilution to new investors purchasing common shares in this offering:

Assumed offering price per common share	$0.05
Net tangible book value per common share before this offering	$0.00
Increase in net tangible book value per common share attributable to new investors in this offering	$0.03
Pro forma net tangible book value per common share after giving effect to this offering	$0.03
Dilution per common share to new investors	$0.02

PLAN OF DISTRIBUTION

We are offering 35,000,000 shares of our common stock at a price of $ 0.05 per share. This offering is being made by us without the use of outside underwriters or broker-dealers.  The shares of common stock to be sold by us will be sold on our behalf by our executive officers and directors. Such executive officers and directors will not receive commissions, proceeds or other compensation from the sale of any shares on our behalf.

This offering is self-underwritten, which means that it does not involve the participation of an underwriter or broker, and as a result, no broker for the sale of our securities will be used. In the event a broker-dealer is retained by us to participate in the offering, we must file a post-effective amendment to the registration statement to disclose the arrangements with the broker-dealer, and that the broker-dealer will be acting as an underwriter and will be so named in the prospectus. Additionally, FINRA must approve the terms of the underwriting compensation before the broker-dealer may participate in the offering.

Penny Stock Regulations

You should note that our stock is a penny stock. The SEC has adopted Rule 15g-9 which generally defines "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on broker-dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of broker-dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock.

DESCRIPTION OF SECURITIES

The following description of our capital stock is a summary and is qualified in its entirety by the provisions of our Articles of Incorporation which has been filed as an exhibit to our registration statement of which this prospectus is a part.

Common Stock

We are authorized to issue 150,000,000 shares of common stock, par value $0.0001, of which 26,520,000 shares are issued and outstanding as of January 17, 2011.  Each holder of shares of our common stock is entitled to one vote for each share held of record on all matters submitted to the vote of shareholders, including the election of directors.  The holders of shares of common stock have no preemptive, conversion, subscription or cumulative voting rights.  There is no provision in our Articles of Incorporation or By-laws that would delay, defer or prevent a change in control of our company.

Preferred Stock

We are authorized to issue 5,000,000 shares of preferred stock, par value $0.0001, none of which is issued and outstanding.  Our board of directors has the right, without shareholder approval, to issue preferred shares with rights superior to the rights of the holders of shares of common stock. As a result, preferred shares could be issued quickly and easily, negatively affecting the rights of holders of common shares and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult. Because we may issue up to 5,000,000 shares of preferred stock in order to raise capital for our operations, your ownership interest may be diluted which results in your percentage of ownership in us decreasing.

Warrants and Options

Currently, there are no warrants, options or other convertible securities outstanding.

INTEREST OF NAMED EXPERTS AND COUNSEL

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed on a contingency basis or had, or is to receive, in connection with the offering, a substantial interest, directly or indirectly, in the registrant or any of its parents or subsidiaries. Nor was any such person connected with the registrant or any of its parents, subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer or employee.

DESCRIPTION OF BUSINESS
Overview

We are an early stage, pre-revenue company involved in the development of live biotherapeutic products for gastrointestinal disorders that we believe are poorly addressed by current therapies. Key examples include pouchitis, irritable bowel syndrome, Crohn’s disease, ulcerative colitis and Clostridium difficile infections. We intend to license or acquire technology to build a product pipeline based on producing probiotic bacteria in novel, shelf-stable, high potency formulations that are delivered orally.  Unlike probiotic bacteria that are sold over-the-counter as dietary supplements or in food products such as yogurt, we intend to develop products to meet the exacting standards necessary to gain FDA approval as prescription drugs.  We have a right of first refusal to enter into a license agreement with UST described below for a unique preservation/stabilization bacterial vitrification process that we believe is superior to conventional freeze-drying techniques and can be applied to a wide variety of bacterial strains, rendering them in a state of “suspended animation” until they are administered. The process is proprietary and includes the use of stabilizing materials, including sugars, that prevent the formation of damaging ice crystals during a vacuum drying process.  We currently plan to exercise our right to license the UST preservation technology provided that we have the necessary financing to do so and the technology performs as expected during our evaluation period, because we presently believe that commercializing a shelf-stable product will offer a competitive advantage in the market. We have identified a series of candidate probiotics that we will be transforming into proprietary, live biotherapeutic products following a rigorous development template that includes comprehensive characterization, full genomic sequencing and dosage form optimization.  As we do not yet have any product in development, we have not generated any revenues.  Upon successful completion of this offering, we will immediately begin execution of our operating plan, which based on our development template and further detailed in this prospectus, is intended to result in the filing of our first IND within a year.

UST License

On January 12, 2011, we entered into a letter of intent with UST pursuant to which we were granted a right of first refusal until May 15, 2012 to enter into a definitive license agreement for the exclusive, world-wide license to UST’s intellectual property for the preservation/stabilization of E. coli probiotic bacteria. The license is intended to specifically cover E. coli bacteria when used as a probiotic and to exclude use as a system for delivering vaccine materials to the gastrointestinal tract.

We hope that prior to May 15, 2011, we will enter into a one-year development agreement for UST  to conduct suitability studies and protocols to produce data demonstrating the suitability of its stabilization technology to produce a thermostable, commercially viable formulation of an E. coli probiotic satisfying our specifications. However, if we do not enter into such an agreement by May 15, 2011, the letter of intent does not provide for any consequences if we continue to make monthly payments required by the letter of intent. It is contemplated that during such one-year development project we will make monthly payments of at least CA$8,333 (which amount may be increased depending on the scope of the work). From January 15, 2011 to May 15, 2012 UST will not negotiate with, or entertain or consider offers from, any third party with respect to the same terms of the letter of intent. Our right to enter into a definitive license agreement with UST will terminate if we fail to make such monthly payments.

The letter of intent provides that we will negotiate in good faith with UST to enter into a license agreement by May 15, 2012 for the exclusive, worldwide license to develop, manufacture, use, sublicense, market and sell UST’s patents, patent applications, know-how and trade secrets relating to its preservation/stabilization of E. coli bacteria.  Such agreement will expire on the later of (i) 20 years or (ii) the last to expire patent included in the licensed intellectual property.

Upon execution of the license agreement, we will be required to issue 100,000 shares of our common stock to UST and to pay  CA$75,00 as license issue and technology transfer fees. In addition, we will be obligated to pay UST CA$50,000 for each new patent granted, minimum annual license payments of CA$25,000 until the first FDA approval of the biologics license application (“BLA”) and CA$50,000 following the approval of the BLA, with annual payments increasing by CA$25,000 thereafter to a maximum of CA$100,000 for a orphan drug and CA$150,000 for a drug for a larger indication market. We will also be required to make royalty payments of up to 3% on net sales of the licensed products sold by us or our sublicensees. Our  right to sublicense under the license agreement is subject to UST’s approval, which will not be unreasonably withheld. In the event that we receive other than cash consideration from a sublicense, we will be required to pay 20% of the fair market value of such consideration to UST and in the case of equity, 20% of shares issued.

All amounts required to be paid to UST by us will be made in Canadian dollars, at UST’s request.  We will be required to cover any currency conversion and bank transfer costs up to 1% of the total payment

We cannot assure you that the UST’s technology will perform as expected.  If such technology fails to perform to our expectations, we may not enter into a license agreement with UST or if such technology performs, there can be no guarantee that we will have the resources to enter into a license agreement with UST and we may lose all of the payments made to UST.

Probiotics and Live Biotherapeutics

Probiotics are live microorganisms (in most cases, bacteria) that are similar to beneficial microorganisms found in the human gut. They are also called "friendly bacteria" or "good bacteria." One widely used definition, developed by the World Health Organization and the Food and Agriculture Organization of the United Nations, is that probiotics are "live microorganisms, which, when administered in adequate amounts, confer a health benefit on the host." (For example, see http://www.who.int/foodsafety/publications/fs_management/en/probiotics.pdf). Microorganisms are tiny living organisms—such as bacteria, viruses, and yeasts—that can be seen only under a microscope.

Probiotics are available in foods and dietary supplements (for example, capsules, tablets, and powders) and in some other forms as well. Examples of foods containing probiotics are yogurt, fermented and unfermented milk, miso, tempeh, and some juices and soy beverages. In probiotic foods and supplements, the bacteria may have been present originally or added during preparation. Some probiotic foods date back to ancient times, such as fermented foods and cultured milk products.

Most probiotics are bacteria similar to those naturally found in people's guts, especially in those of breastfed infants (who have natural protection against many diseases). Most often, the bacteria come from two groups, Lactobacillus or Bifidobacterium.  Within each group, there are different species (for example, Lactobacillus acidophilus and Bifidobacterium bifidus), and within each species, different strains (or varieties). Other bacterial groups in which probiotic strains have been identified include Bacillus, E. coli, Enterococcus, and Streptococcus.  A few common probiotics, such as Saccharomyces boulardii, are yeasts, which are different from bacteria.

Probiotics generally have a very short life-span. Water, acid and oxygen are harmful to probiotics and most die or cease to function after a short period of time after extraction from the source. A reduction of these naturally-occurring organisms due to poor eating habits, stress, or the use of antibiotic drugs or other factors may disrupt the natural equilibrium of the body and could lead to a variety of abdominal ailments and an overall decrease in the function of the immune system.

Scientific understanding of probiotics and their potential for preventing and treating health conditions is at an early stage, but growing. In November 2005, a conference that was co-sponsored by the National Center for Complementary and Alternative Medicine (NCCAM) and convened by the American Society for Microbiology reported encouraging evidence for health and disease prevention or treatment benefits from the study of specific probiotic formulations. See http://nccam.nih.gov/health/probiotics. Researchers are exploring whether probiotics could halt unfriendly agents in the first place and/or suppress their growth and activity in conditions such as irritable bowel syndrome; ulcerative colitis; Crohn's disease; infection with Helicobacter pylori (H. pylori), a bacterium that causes most ulcers and many types of chronic stomach inflammation; tooth decay and periodontal disease; vaginal infections; stomach and respiratory infections that children acquire in daycare and skin infections or conditions such as eczema.  Most scientific publications emphasize that while the evidence is growing to support the use of probiotics, more rigorous studies to validate their use in specific conditions is needed.

Interest in probiotics also stems from the fact there are cells of the immune system located within the gastrointestinal (GI) tract.  One theory is that probiotic bacteria may have beneficial effects on immune defenses, either by altering the microorganisms in an individual’s GI tract or having a direct effect on cells of the immune system.

Until now, probiotics have been sold in the United States as dietary supplements or as components of conventional food products, such as yogurt.  The hurdles to developing probiotics as prescription drugs are many, among them the requirement to meet the stringent requirements of the FDA. However, this pathway does exist and at least one IND has been approved for a specific probiotic bacterial strain.  In their scientific publications, FDA staff have termed such products “live biotherapeutics,” as compared to other biologic products, many of which may have been produced by living organisms or cells, but are not in and of themselves capable of replicating and multiplying in the body.

Strategy

Enterologics believes that broader medical use of probiotics will follow convincing clinical tests of the type used to obtain regulatory approval for drugs and biologics to treat specific conditions.  We intend to identify, in-license and develop unique probiotic strains for specific medical conditions, obtain regulatory approval and market these probiotics products as FDA-approved prescription drugs for specific label indications. We do not yet have any product in development but with adequate funding we believe that we will be able to successfully execute our business plan.  A key element of our strategy has been the identification of a dosage form that transforms live probiotic bacteria into a dry, shelf-stable, state of “suspended animation.”  Heretofore, probiotic bacteria have been subjected to freeze-drying or lyophilization, processes that have been ineffective in maintaining viability during storage at room temperature.  Some probiotic products require refrigeration to preserve adequate viability.  This may be one reason for the variable clinical efficacy results that have been reported for many probiotic strains.  Subject to UST’s technology meeting our specifications and our funding resources, we intend to license UST’s bacterial vitrification process, which we believe is far superior to other drying techniques and which we believe will enable us to meet the high potency standards necessary for prescription drug approval.

We intend to pursue our business plan of developing prescription biologics and drugs for treating various gastrointestinal disorders, after this registration statement is declared effective by the SEC and subject to the availability of funding.   We currently intend to finance the development of our business, including our prescription drug development efforts, from outside sources including through the sale of equity, debt or convertible securities, third party financing and strategic partnering.

Our Development Plans for Operations in the First Twelve Months

We intend to build our technology and product portfolio through licensing and/or acquisition.  Our strategy for acquiring products is based on identifying and pre-qualifying probiotic bacterial strains that meet certain standards.  Specifically, a candidate product should ideally (a) have an established scientific publication record that demonstrates its unique characteristics, (b) have a history of safe use in humans, and (c) evidence of producing a clinical response in individuals with one or more gastrointestinal disorders.  Probiotics have not been subject to the same scientifically rigorous evaluation as other biotherapeutics or biologic drugs.  As a result, candidate products may not have each of these criteria as well-established as others.

We believe that our unique value proposition is our established template for this rigorous development.  We believe that by adhering to this template, we can efficiently and at reasonable cost develop a scientific and clinical portfolio for a candidate probiotic drug that will meet FDA standards for clinical development under an approved IND.

The following illustrates our commercial development model for the development of a hypothetical probiotic strain:

•           Demonstrate strain stability, metabolic characteristics, antibiotic sensitivity, etc.  These are classic microbiological characteristics associated with a stable bacterial strain.

•           Confirm that the strain has been appropriately registered in national or international repositories, such as the American Type Culture Collection..  The strain to be developed must be traceable to a specific repository or be deposited at the time of acquisition.

•           Demonstrate genetic uniqueness.  This involves rapid genomic sequencing using a high throughput commercial laboratory facility that meets accepted FDA Good Laboratory Practices.  The benefits of genome sequencing are that the candidate strain can be compared against genomic databanks of other related bacteria, both for its unique sequences as well as presence of any undesirable genetic markers.  It also will produce unique sequences that can be used for strain identification in manufacturing and in clinical practice.  Due to major recent advances in sequencing technology, the cost of this step has been reduced significantly.

•           Develop a high-potency, shelf-stable formulation.  This may be based on the UST’s  bacterial vitrification process described above, or on other approaches that meet our specifications for long shelf life (ideally one year or longer), during which the potency of the product remains at levels for which clinical efficacy results have been achieved.

•           Develop a cGMPs production plan.  The probiotic candidate strain will be evaluated for manufacturing scale up and stability, in conjunction with a certified cGMP contract manufacturer.  By undertaking this step early in the development process, we believe the steps that follow will meet FDA guidelines for submission in the first regulatory filing.

•           Develop a regulatory submission plan.  Summarizing everything known about a strain and conducting a rigorous “gap analysis” is a critical step in order to ensure that the development program will not experience late and costly surprises.  As part of this process, we will endeavor to meet as early as possible with FDA staff in a “pre-IND meeting” to confirm that our assumptions regarding the necessary steps leading to regulatory approval are correct.  A key part of this planning process will be to identify the specific indication and label claims for which we will conduct clinical testing and seek approval.  This also allows us to assess the market opportunity for the product, for this initial indication and other possible follow-on indications.

•           Confirm safety in animal testing and if appropriate, preclinical efficacy in an appropriate animal model for the condition or conditions to be treated.  Probiotics must be non-pathogenic and predictably safe when used in animal testing.  Because there are not good animal models for all gastrointestinal diseases, efficacy testing in animal models may not be appropriate in each case.  Where a model does exist, however, the value of establishing successful performance is a solid proof of principle.

•           Select expert partners for the development program, in the form of consultants and contract research organizations.  The efficiency of development will be enhanced by choosing an external team with deep experience and a demonstrated track record of successful approved products.  We believe that our management’s past experience gives it a strong pool of potential advisors to draw from for building this team.

•           Prepare and file an IND for first use as a regulated product in humans.  Probiotics, unlike other new drugs, will likely have been used in humans without any regulatory oversight.  In many cases, a probiotic strain will have been identified and isolated from an individual as part of the normal gastrointestinal microbial population (the “microflora”).  The IND contains the first clinical protocol for testing and typically will have identified the first institution where testing will be undertaken.  Once an IND is active, we will have established that its assumptions regarding the development program are acceptable to FDA, thus paving the way for first testing in clinical trials.

•           Establish relationships with key thought leaders in the GI clinical area with expertise in the condition for which we develop its probiotic product.  Typically, these thought leaders will serve as principal investigators for our early clinical trials and longer-term provide a means of publishing clinical results in the scientific literature.  Our management has relationships with leaders in the GI academic community that we believe will facilitate identifying thought leaders and possible university medical centers where trials can be conducted.

The logical next steps in the template include expanded clinical testing.  Because we believe that the first year of development is critical for our success, we have provided the detailed outline as a means of assessing the capital requirements needed to launch a comprehensive clinical development program. If there has been prior testing in animal models and clinical use in humans, the primary task will be to solidify the scientific database with the elements outlined above.  We currently believe the timeline for completing this task to be one year or less, provided that the prior use is present.

We currently believe the cost of establishing an active IND to be approximately $750,000 to $1,000,000 depending on the established scientific database for a particular product.  The most expensive tasks include the genomic sequencing, demonstrating that a manufacturing process can be established that meets cGMP standards, and animal testing, depending on the extent required.  Based on these estimates, we believe that we will need to raise approximately $1,300,000 as the minimum amount to fund a credible first year of development operations. If we are successful in selling all shares under this offering, we will have sufficient funds for the next 12 months of operations.

We intend to build a pipeline of probiotic biologic candidates.  To minimize the initial capital requirements and speed the path to successful clinical testing, we intend to select a strain for the first product with a strong history of established use.  Our preferred deal structure for this first product will be to use equity instead of cash for the upfront licensing or acquisition costs, coupled with cash or equity milestone payments as the product advances in clinical development, at which point we believe that testing, if successful will increase our ability to raise  additional financing.

Our current goal is to be in clinical trials by the end of the first year of funded operations.  Follow-on probiotic candidate strains may be less developed and may take up to two years to complete these steps, provided that there is compelling data to support a unique position for clinical use, compared to probiotic products currently being marketed as traditional dietary supplements.  If we are unsuccessful in securing our first product on the terms outlined, we may need to obtain additional first year financing.  However, provided that the evidence for the candidate product is strong and more of the template tasks are completed, we believe that the demonstrated value of the product will be higher.

To assist us in selecting candidate products among the pool of potential products we have identified, we intend to hire a team of expert advisors in microbiology and gastroenterology to assess the relative scientific strength of the knowledge base for each candidate product.  We currently anticipate that this team of advisors will be engaged by us within the first month of financed operations.  Initial contact with prospective licensors will be made as soon as this key step is completed, followed by pre-acquisition due diligence.  We have also identified service vendors needed to complete our template steps and plan on engaging such vendors once sufficient financing is obtained.  Based upon discussions with these potential vendors, we anticipate that they will be able to begin work on our lead candidate as soon as we have clearance to initiate development.

Regulatory Considerations

We currently have no products in development.  Our intended products, probiotic bacteria, fall into the class of biologics.  Our current regulatory strategy involves pursuing FDA approvals of biologic products we may develop as prescription medications.  Industry studies indicate that it takes approximately 8 to 10 years for the average prescription drug or biologic to progress from the IND filing to market introduction.  Biologics are derived from living organisms and include a wide range of products such as vaccines, blood and blood components, allergenics, somatic cells, gene therapy, tissues, and recombinant therapeutic proteins. Biologics can be composed of sugars, proteins, or nucleic acids or complex combinations of these substances, or may be living entities such as cells and tissues. Biologics are isolated from a variety of natural sources — human, animal, or microorganism — and may be produced by biotechnology methods and other cutting-edge technologies. Gene-based and cellular biologics, for example, often are at the forefront of biomedical research, and may be used to treat a variety of medical conditions for which no other treatments are available.

Biologics are approved for marketing under the provisions of the Public Health Service Act.  The Act requires a firm which manufactures a biologic for sale in the United States to hold a license for the product. A Biologic License  Application, also called a Therapeutic Biologic Application,  is a submission that contains specific biologic product information on the manufacturing processes, quality assessments, pharmacology, clinical pharmacology and the medical affects of the biologic product. If the information provided meets FDA requirements, the application is approved and a license is issued allowing the firm to market the product in the US.  A BLA is issued for approved biologics and a New Drug Application (“NDA”) is issued for drugs. Each BLA includes information that is specific for the process and facility where the biologic product is manufactured, tested, and stored.

A prescription drug or biologic can be assigned orphan drug status by the FDA and European regulatory authorities if the indication addresses a target population of less than 200,000 sufferers in the U.S. or less than 5 sufferers per 10,000 persons in Europe. There is a separate Office of Orphan Drug Product Development at the FDA designed to help facilitate rapid approval of orphan drug applications. Once approved, orphan drugs are given 7 year exclusivity in the U.S. and ten years of exclusivity in Europe. Additional benefits of receiving orphan drug status in the U.S. include study design assistance, a 50% reduction in the filing cost of the NDA/BLA (new drug application/biological licensing application) and may also include partial funding of clinical costs by the FDA. The NDA/BLA requests permission from FDA to market a drug in the U.S. In Europe, a drug product is filed with the European Medicines Agency (“EMEA”) for marketing throughout the European Commission area. The EMEA has a Committee for Orphan Medicinal Products whereby drugs are designated "orphan drug" status for the European Union.

Clinical Trials and Marketing Approval

Before an experimental drug or biologic can be sold over the counter or with a prescription, it must undergo rigorous testing. Clinical trials are studies done with human subjects to answer specific questions about the new biologic product. The questions that are usually asked in a clinical trial involve the safety and effectiveness of the product in humans. The results of these clinical studies define the ways to use the potentially new product in humans. Carefully conducted and well controlled sound clinical trials are the fastest and safest way to test if a biotech drug or treatment is safe and effective in humans. The entire development of a new product can take up to nine years, over which time the FDA carefully reviews each study before, during and after the study is started. There are many factors that can influence the overall time for the biological approval process.

Clinical trials proceed in several well-defined phases, beginning with a demonstration that the proposed product is safe in animal or cell-culture based studies before it is tested for the first time in humans, and ending with the product being approved for marketing by the FDA or corresponding regulatory agency in Europe and elsewhere.  The stages of development generally proceed as follows:

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Non-clinical studies.  An experimental drug or biologic that is examined in a test tube experiments or in animal experiments is referred to as non-clinical research. The non-clinical research that occurs before an experimental drug or biologic is tested in humans is called pre-clinical research. If early pre-clinical research in animal studies shows that the product appears to be safe, the company will then provide this information to the FDA along with a request to begin testing of the experimental drug in humans. This request is referred to as an IND or an Investigational New Drug application. It is estimated that only about 0.1% (or one in one thousand) compounds developed in laboratories pass the pre-clinical studies and advance to FDA-regulated clinical trials. All studies monitor the safety of the product in humans.

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Phase 1 trials.  Researchers test their experimental product in a small group of people (20-100) to determine the metabolic and pharmacologic actions of the product, the side effects that may be associated with increasing doses, and any early evidence of effectiveness. These early studies typically could last up to 2-3 years before moving on to the next phase of study (Phase 2).

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Phase 2 trials.  A larger population of subjects (up to 300) is included in this phase of study. It is here that the experimental product can be tested in comparison to another product or a placebo, to see if the experimental product offers any benefit of effectiveness. The comparison of the product with another group is called a “controlled study”, and a comparison of the 2 or more groups is made for safety, effectiveness. These Phase 2 studies also help to define the dose and frequency of dosing for this disease. It is in the Phase 2 study that some indication of the potential benefits and risks associated with the use of the experimental product can be first seen. This phase typically could last up to 2 years, before moving on to the next phase of study (Phase 3).   .

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Phase 3 trials.  Pursuing a Phase 3 study requires time and enormous costs to conduct a pivotal trial. Results from Phase 3 studies provide the necessary data for the FDA to make its final decision on approving the experimental product and awarding a BLA. These studies also provide the needed information for the drug dosing and administration. These studies are usually large studies (several hundred to thousands) using control groups that are designed to confirm the experimental product’s effectiveness and safety when used in the target clinical population. In general, these studies may last several years.

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Filing of NDA or BLA for marketing approval.  After the successful completion of clinical phases of the experimental product’s development, Phases 1-3, a company will assemble and submit to the FDA the results of these studies to obtain marketing authorization to the public, in the form of a BLA for a biologic product and a NDA for a drug product. The license process under FDA review generally takes  from 12-18 months.  We anticipate that most of the products we currently plan to develop, if approved will receive BLA authorization..

•	Phase 4 trials. The FDA may request post-marketing clinical and/or non-clinical studies to define additional information (for example, risks, benefits, and optimal use) for a new product.

In addition to a proposed product moving through the development stages outlined above, a particular product may qualify for special designation by the FDA or corresponding regulatory agency, depending on the clinical need for the product or the size of the population with the particular disease that the product is intended to treat.

•	Fast track approval status. If granted by the FDA, fast track approval status allows for expedited review and approval. This could reduce the FDA product approval time to 6 months.

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Orphan product status is granted to drugs or biologics addressing patient populations of less then 200,000. The FDA, through the Orphan Drug Act of 1983, grants seven-year market exclusivity and tax breaks to companies with orphan drugs. Additional benefits of receiving orphan drug status in the U.S. include FDA assistance with clinical study design, a 50% reduction in the costs of filing for the marketing authorization (NDA or BLA) and potentially partial FDA funding of clinical costs.

Manufacturing

We do not have manufacturing facilities. Any products that we develop will be required to be manufactured in a facility maintained and operated under FDA laboratory and cGMP requirements as a prescription drug or biologic product. The  manufacturer  of  any future  product, whether  done by  third-party  contractors  or  internally,  will be  subject to rigorous  regulations,  including  the need to comply with the FDA's cGMP standards.  As part of obtaining FDA approval for a product, manufacturing facilities must be inspected, approved by and registered with the FDA. For a biologic, this includes licensing of the facility under a BLA.  In addition to obtaining FDA approval of the  prospective  manufacturer's quality control and manufacturing procedures, domestic and foreign manufacturing facilities  are  subject  to  periodic  inspection  by the  FDA  and/or  foreign regulatory authorities  which  have  the  authority  to  suspend  or  withdraw approvals.

We have negotiated the terms of a technology transfer and clinical trial product manufacturing contract with an established cGMP contract manufacturing company to be entered into upon our raising sufficient funds in order to satisfy our payment requirements under such agreement.  If we are successful in raising financing sufficient to allow us to enter into such agreement, the agreement will  provide, among other things, for the implementation of our proprietary formulation process as well as all other quality control procedures needed to meet cGMP requirements.

Intellectual Property

We have a right of first refusal to enter into a license agreement with UST for an exclusive, worldwide license to UST’s preservation/stabilization technology which includes certain patents, patent applications, know-how and associated trade secrets.  The license is intended to cover the use of E. coli probiotic bacteria but excludes the use to preserve E. coli bacteria as a system for delivering vaccine materials to the gastrointestinal tract. We do not have any other intellectual property rights at the present time.

Competition

We currently have no products or drugs in commercial production. Accordingly, we do not compete with any product or in any market or industry.  While there is no assurance that we will develop any products capable of commercialization, we believe that competition, should we develop products which obtain regulatory clearances required for commercialization, will be intense competition from large pharmaceuticals companies with resources far greater than ours and which have been in business longer than us and have established brand recognition and consumer loyalty. We will compete based on factors including, effectiveness of our products for the approved indications, delivery, price, insurance availability, price, quality, service and distribution.

Most probiotic products being marketed as dietary supplements today are sold in traditional capsule format, where the capsules are made of gelatin, gel caps made of vegetable origin ingredients, or an enteric coated version of one of these (meaning a polymer coating that is designed to withstand the low pH of the gastric juice acid and permit release of the product as it enters the small intestine, where the pH is higher and less damaging to bacteria.  Most of these products use a traditional freeze-drying approach to stabilize the probiotic. Testing by third party organizations, such as Consumer Reports, has indicated that many products have significantly lower viable organisms than the label specifies, though most companies indicate the number of bacteria present at the time the product was manufactured instead of the number to be expected at the end of shelf-life.  Several chewable tablet formulations have been marketed, but the comparative shelf-life viability of probiotics in these forms is unknown.  In contrast, UST’s preservation/stabilization technology has been shown to preserve probiotics and other microbial agents for a year or longer, with significantly higher viability upon reconstitution of the dry product compared to traditional freeze-dried (also called lyophilized) comparison probiotic formulations.  For this reason, we believe that if we enter into a license agreement to acquire such technology and are successful in our commercialization efforts, we will have a  competitive position in the market place.

Governmental Regulations

The manufacturing and marketing of drug and drug delivery and research and development activities are subject to regulation for safety, efficacy and quality by numerous governmental authorities in the United States and other countries. Compliance with these regulations will involve a considerable amount of time, expense and uncertainty.

In the United States, drugs are subject to rigorous federal regulation and, to a lesser extent, state regulation. The United States Food, Drug and Cosmetic Act, the regulations  promulgated  thereunder, and other federal and state  statutes  and  regulations  govern,  among  other  things, the testing, manufacture, safety, efficacy, labeling, storage, record keeping,  approval, advertising  and promotion of drugs.  Drug  development  and approval within this  regulatory  framework is difficult to predict and will take a number of years and involve material expenditures that are difficult to accurately  projected  but which  will  exceed our current  resources  and will require additional funding.

We will be subject to a variety of state laws and regulations relating to, among other things, advertising, pricing, charging and collecting state sales or use tax and product safety/restrictions.  We will be subject to certain federal, state and local laws and regulations relating to the protection of the environment and human health and safety.

Employees

We currently have no employees. All functions including development, strategy, negotiations and administration are currently being provided by our executive officers on a voluntary basis.

Property

Our executive offices consist of approximately 200 square feet of office space provided to us by our President. We currently do not pay rent for such space.

LEGAL PROCEEDINGS

There are no pending legal proceedings to which we are a party or in which any director, officer or affiliate of ours, any owner of record or beneficially of more than 5% of any class of our voting securities, or security holder is a party adverse to us or has a material interest adverse to us.  Our property is not the subject of any pending legal proceedings.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is listed on the OTCBB under the symbol “ELGO.” However, our common stock has never traded.

Holders

As of January 17, 2011, we had approximately  54 shareholders of record.

Transfer Agent

We have engaged Island Stock Transfer as our transfer agent.

DIVIDEND POLICY

We have not declared or paid dividends on our common stock since our formation, and we do not anticipate paying dividends in the foreseeable future.  Declaration or payment of dividends, if any, in the future, will be at the discretion of our board of directors and will depend on our then current financial condition, results of operations, capital requirements and other factors deemed relevant by the board of directors. There are no contractual restrictions on our ability to declare or pay dividends.

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion of our plan of operation and financial condition is based upon, and should be read in conjunction with, our financial statements and accompanying notes thereto included elsewhere in this prospectus.

Certain statements contained in this prospectus, including statements regarding the development and expansion of our business, our intent, belief or current expectations, primarily with respect to our future operating performance and the products we plan to offer and other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements. Future filings with the SEC, future press releases and future oral or written statements made by us or with our approval, which are not statements of historical fact, may contain forward-looking statements, because such statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements.

All forward-looking statements speak only as of the date on which they are made.  We undertake no obligation to update such statements to reflect events that occur or circumstances that exist after the date on which they are made.

Overview

We are an early stage company, with plans to engage in the development of proprietary probiotic bio-therapeutic products for the treatment of various gastrointestinal disorders. We intend to market these products as FDA approved prescription drugs.  We used the proceeds of $47,100 from the sale of 15,700,000 shares of our common stock, which were offered in a fully subscribed private placement from November through December 2009 for working capital, including paying the expenses of being a public company. Such funds are insufficient to fund our operating expenses over the next twelve months and implement our plan of operation.

On June 15, 2010, we entered into a binding letter of intent with New York Health Care, Inc., a New York corporation (“Seller”), and BioBalance LLC, a Delaware limited liability company (“BioBalance”), setting forth the terms pursuant to which we will acquire from Seller all of BioBalance’s intellectual property rights and property relating to biotherapeutic agents for the treatment of various gastrointestinal disorders (collectively, the “Assets”).

On or about July 15, 2010 we were informed that a lawsuit was commenced against the Seller seeking to block the sale of the Assets to us pursuant to the terms of the letter of intent. Although we are not a party in this litigation, it seems as if Seller was not able to close on the sale of the Assets as contemplated in the letter of intent.  Accordingly, on September 1, 2010, we informed the Seller that we were terminating the letter of intent as we believe that it will not be possible for the Seller to meet the closing conditions contemplated by the letter of intent. . Furthermore, the Assets are impaired due to the inherent delays arising as a result of the lawsuit.

On January 12, 2011, we entered into a letter of intent with UST pursuant to which we were granted a right of first refusal until May 15, 2012 to enter into a definitive license agreement for the exclusive, world-wide license to UST’s intellectual property for the preservation/stabilization of E. coli probiotic bacteria. The license is intended to specifically cover E. coli bacteria when used as a probiotic and exclude use as a system for delivering vaccine materials to the gastrointestinal tract.

We hope that prior to May 15, 2011, we will enter into a one-year development agreement for UST  to conduct suitability studies and protocols to produce data demonstrating the suitability of its stabilization technology to produce a thermostable, commercially viable formulation of an E. coli probiotic satisfying our specifications. It is contemplated that during such one-year development project we will make monthly payments of at least CA$8,333 (which amount may be increased depending on the scope of the work). From January 15, 2011 to May 15, 2012 UST will not negotiate with, or entertain or consider offers from, any third party with respect to the same terms of the letter of intent. Our right to enter into a definitive license agreement with UST will terminate if we fail to make such monthly payments.

The letter of intent provides that we will negotiate in good faith with UST to enter into a license agreement by May 15, 2012 for the exclusive, worldwide license to develop, manufacture, use, sublicense, market and sell UST’s patents, patent applications, know-how and trade secrets relating to its preservation/stabilization of E. coli bacteria.  Such agreement will expire on the later of (i) 20 years or (ii) the last to expire patent included in the licensed intellectual property.

Upon execution of the license agreement, we will be required to issue 100,000 shares of our common stock to UST and to pay CA$75,000 as license issue and technology transfer fees. In addition, we will be obligated to pay UST CA$50,000 for each new patent granted, minimum annual license payments of CA$25,000 until the first FDA approval of the BLA and CA$50,000 following the approval of the BLA, with annual payments increasing by CA$25,000 thereafter to a maximum of CA$100,000 for a orphan drug and CA$150,000 for a drug for a larger indication market. We will also be required to make royalty payments of up to 3% on net sales of the licensed products sold by us or our sublicensees. Our  right to sublicense under the license agreement is subject to UST’s approval, which will not be unreasonably withheld. In the event that we receive other than cash consideration from a sublicense, we will be required to pay 20% of the fair market value of such consideration to UST and in the case of equity, 20% of shares issued.

All amounts required to be paid to UST by us will be made in Canadian dollars at UST’s request.  We will be required to cover any currency conversion and bank transfer costs up to 1% of the total payment.

Plan of Operation

Over the next twelve months, we intend to focus on establishing business operations, recruiting additional management to guide the development program, engaging expert consultants to assist in identifying products and intellectual property for in-licensing and further development, evaluating and expanding the intellectual property coverage for those products, evaluating and optimizing the UST technology for use in the first clinical product’s formulation and establishing the clinical and regulatory development program for the first in-licensed product. We are not currently negotiating for or considering the acquisition of additional technology.

We currently estimate that we will require an approximate minimum of $1,300,000 in the next 12 months to implement our activities. The following chart indicates how we would utilize such funds:

Purpose	Amount
G&A including regulatory consultant fees	$335,00
Development costs with UST	$100,000
Legal, intellectual property and patents	$120,000
Cost of operating as a public company	$150,000
Acquisition of additional technology	$360,000
Working capital	$177,500
Payoff of Loan	$50,000
Total	$1,292,500

Liquidity and Capital Resources

As of December 31, 2009 and September 30, 2010, we had cash balances of $43,694 and $747, respectively. We do not believe that such funds will be sufficient to fund our expenses over the next twelve months.  We raised $47,100 in a fully subscribed private placement of our common stock from November through December 2009

On March 23, 2009 a related party loaned $3,500 to us for initial start-up costs. The loan was unsecured, had an interest rate of 5%, and matured on January 31, 2010. As of December 31, 2009, we recorded accrued interest of $135. Said loan was repaid in full on January 31, 2010.

On January 7, 2010, we entered into a loan agreement for a series of loans up to an aggregate of $50,000 and borrowed an initial $20,000 and issued a 5% promissory note to the lender. The principal and accrued interest under the note is due and payable on the earlier of September 7, 2011 or the date we receive proceeds from the sale of our securities in a private offering or through an effective registration statement. In consideration of the loan commitment we issued the lender 500,000 shares of our common stock.

There can be no assurance that additional capital will be available to us. Other than the $50,000 loan described above, we currently have no agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources.  Since we have no other such arrangements or plans currently in effect, our inability to raise funds for the above purposes will have a severe negative impact on our ability to remain a viable company.

Results of Operations for the year ended December 31, 2009

As of December 31, 2009, we had $43,694 in cash. We believe that such funds will not be sufficient to effectuate our plans with respect its development of proprietary probiotic bio-therapeutic products over the next twelve months.  We will need to seek additional capital for the purpose of financing our development and marketing efforts.

Revenues
We are in a development stage and did not generate any revenues during the period from September 2, 2009 (inception) through December 31, 2009.

Total operating expenses
During period from September 2, 2009 (inception) to December 31, 2009, the total operating expenses were $7,964, which include legal and professional accounting fees associated with the filing of a registration statement in the amount of $7,548 and general and administrative expenses of $416.

Net loss
During the period from September 2, 2009 (Inception) through December 31, 2009, we had a net loss of $8,099.

Results of Operations for the Three Months and Nine Months Ended September 30, 2010

Revenues
We did not generate any revenues for the three months and nine  months ended September 30, 2010.

Total Operating Expenses
During the three months ended September 30, 2010, total operating expenses was $11,409, which includes $4,858 for professional fees, $3,000 for compensation expense and general and administrative expenses of $3,551.

During the nine months ended September 30, 2010, total operating expenses was $56,328, which includes $26,690 for professional fees, $9,000 for compensation expense and general and administrative expenses of $20,638.

During the period from September 2, 2009 (inception) to September 30, 2010 total operating expenses was $64,292.

Net loss
During the three months ended September 30, 2010, we had a net loss of $11,439. Net loss for the nine month period ended September 30, 2010 was $56,369.  Net loss for the period from September 2, 2009 (inception) to September 30, 2010 was $64,468.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements.

Critical Accounting Policies and Estimates

We have adopted the provisions of FASB Accounting Standards Codification No. 350 Intangible-Goodwills and Other. Costs incurred in the planning stage of a website are expensed, while costs incurred in the development state are capitalized and amortized over the estimated three year life of the asset.

In December 2004, the FASB issued FASB Accounting Standards Codification No. 718, Compensation – Stock Compensation. Under FASB Accounting Standards Codification No. 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant. We apply this statement prospectively.

Equity instruments (“instruments”) issued to other than employees are recorded on the basis of the fair value of the instruments, as required by FASB Accounting Standards Codification No. 718. FASB Accounting Standards Codification No. 505,   Equity Based Payments to Non-Employees   defines the measurement date and recognition period for such instruments. In general, the measurement date is when either a (a) performance commitment, as defined, is reached or (b) the earlier of (i) the non-employee performance is complete or (ii) the instruments are vested. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in the FASB Accounting Standards Codification.

We account for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers

Set forth below are the names, ages and present principal occupations or employment, and material occupations, positions, offices or employments for the past five years of our current directors and executive officers.

Name and Business Address	Age	Position

Robert Hoerr, M.D., PhD.	61	President and Director
Lawrence Levitan, M.D.	55	Treasurer and Director
William Welwart	56	Vice President and Director
Lisa Grossman	47	Secretary

Robert Hoerr, M.D., PhD.  has been our President and a director of our company since its inception on September 2, 2009. From October 2004 through October 2009, Dr. Hoerr was the Chairman of the Board and Chief Executive Officer and a director of Nanocopoeia, Inc., a development stage company, which he co-founded, which is involved in the development of pharmaceutical products.  He continues as a director and provides research and development guidance to the Nanocopoeia.  From October 2004 to the present, Dr. Hoerr has been the president and owner of Nutramentals, Inc., a medical and regulatory consulting firm. Dr. Hoerr’s experience and skill in the pharmaceutical industry, with strategic planning for development stage companies as well as his qualification as a director of another company, led to the conclusion of our board that Dr. Hoerr should serve as a director of our company.

Lawrence Levitan, M.D. has been our Treasurer and a director of our company since its inception on September 2, 2009. Dr. Levitan has been a physician with Beth Israel Medical Center since January 1999.  Dr. Levitan’s medical background facilitates his ability to contribute to medical and technical issues that are addressed by our board and led to the conclusion of our board that Dr. Levitan should serve as a director of our company.

William Welwart has been a Vice President and a director of our company since its inception on September 2, 2009. Since April 2007, Mr. Welwart has been a pharmaceutical consultant to the pharmaceutical industry.  From February 2000 through April 2007 he was the director of operations of 15W Pharmacy Edison Inc.  Mr. Welwart’s experience and skill in the pharmaceutical industry, both as a consultant and director of operations of another company, led to the conclusion of our board that Mr. Welwart should serve as a director of our company.

Lisa Grossman has been our Secretary since our inception on September 2, 2009. Ms. Grossman has been the Vice President of The Meister Group, a private financial consulting firm since July 2004.

There are no familial relationships among any of our officers or directors.  None of our directors or officers is a director in any other reporting companies.  None of our directors or officers has been affiliated with any company that has filed for bankruptcy within the last five years.  We are not aware of any proceedings to which any of our officers or directors, or any associate of any such officer or director, is a party adverse to us or any of our or has a material interest adverse to us or any of our subsidiaries.

Each director of the Company serves for a term of one year or until such director’s successor is duly elected and is qualified.  Each officer serves, at the pleasure of the board of directors, for a term of one year and until such officer’s successor is duly elected and is qualified.

Potential Conflicts of Interest

Since we do not have an audit or compensation committee comprised of independent directors, the functions that would have been performed by such committees are performed by our directors.  Thus, there is a potential conflict of interest in that our directors and officers have the authority to determine issues concerning management compensation and audit issues that may affect management decisions.  We are not aware of any other conflicts of interest with any of our executives or directors.

Director Independence

We are not subject to listing requirements of any national securities exchange or national securities association and, as a result, we are not at this time required to have our board comprised of a majority of “independent directors.”

EXECUTIVE COMPENSATION

Summary Compensation

Since our incorporation on September 2, 2009 we have not paid any compensation to our directors or officers in consideration for their services rendered to our company in their capacity as such.  We have no employment agreements with any of our directors or executive officers.  We have no pension, health, annuity, bonus, insurance, stock options, profit sharing or similar benefit plans.

Since our incorporation on September 2, 2009, no stock options or stock appreciation rights were granted to any of our directors or executive officers.  We have no equity incentive plans.

Outstanding Equity Awards

Since our incorporation on September 2, 2009, none of our directors or executive officers has held unexercised options, stock that had not vested, or equity incentive plan awards.

Compensation of Directors

Since our incorporation on September 2, 2009, no compensation has been paid to any of our directors in consideration for their services rendered in their capacity as directors.

No arrangements are presently in place regarding compensation to directors for their services as directors or for committee participation or special assignments.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of January 17, 2011, the number of shares of common stock of our company that are beneficially owned by (i) each person or entity known to our company to be the beneficial owner of more than 5% of the outstanding common stock; (ii) each named executive officer and director of our company; and (iii) all officers and directors as a group. Information relating to beneficial ownership of common stock by our principal shareholders and management is based upon information furnished by each person using “beneficial ownership” concepts under the rules of the SEC. Under these rules, a person is deemed to be a beneficial owner of a security if that person has or shares voting power, which includes the power to vote or direct the voting of the security, or the power to dispose or to direct the disposition of such security. The person is also deemed to be a beneficial owner of any security of which that person has a right to acquire beneficial ownership within 60 days. Under the SEC rules, more than one person may be deemed to be a beneficial owner of the same securities, and a person may be deemed to be a beneficial owner of securities as to which he or she may not have any pecuniary beneficial interest. Except as noted below, each person has sole voting and investment power.

The percentages below are calculated based on 26,520,000 shares of our common stock issued and outstanding as of January 17, 2011.  We do not have any outstanding options, warrants or other securities exercisable for or convertible into shares of our common stock. To the best of our knowledge, subject to community and martial property laws, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Unless otherwise indicated, the address of each person listed is c/o Enterologics, Inc., 1264 University Avenue West, Suite 404, St. Paul, Minnesota 55104.

Name of Beneficial Owner	Title Of Class	Amount and Nature of Beneficial Ownership	Percent of Class
Irv Bader	Common	3,000,000 (1)	11.31%
Uri Dreifus	Common	2,088,500	7.87%
Zachary Grossman	Common	2,500,000	9.42%
Solomon Gabriel	Common	2,500,000	9.42%
Robert Hoerr, M.D., PhD.	Common	1,500,000	5.65%
Lawrence Levitan, M.D	Common	500,000	1.88%
William Welwart	Common	500,000	1.88%
Lisa Grossman	Common	7,800,000	29.41%
Directors and officers, as a group (4 persons)	Common	10,300,000	38.83

(1) Includes 500,000 shares held by Surge Partners, Ltd. of which Mr. Bader is President.

There are no family relationships among our officers and directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2009, we have engaged in the following transactions with our directors, executive officers, holders of more than five percent of our voting securities, and affiliates of our directors, executive officers and 5% shareholders.

On November 4, 2009 by action taken by our board of directors, we issued 1,500,000, 500,000, 500,000 and 7,800,000 shares of our common stock to Dr. Hoerr, Dr. Levitan, Mr. Welwart and Mrs. Grossman, respectively, our executive officers and directors, at the purchase price of $0.0001 per share for the aggregate consideration of $1,030.  This transaction was conducted in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended.  Each issuance was made in reliance upon an exemption from registration provided under Section 4(2) of the Securities Act of 1933, as amended.  Each of the above persons is a founder of our Company and had access to all of the information which would be required to be included in a registration statement, and the transaction did not involve a public offering.

On March 23, 2009, The Meister Group loaned us $3,500 for initial start up costs. The loan was unsecured, accrued interest at 5% per annum and matured on January 31, 2010. The loan and accrued interest thereon was paid in full on January 31, 2010. Our secretary, Ms. Lisa Grossman, is the vice president of The Meister Group.

On August 17, 2010, The Meister Group loaned us $5,000 for operating expenses. The loan is unsecured, bears interest at the rate of 5%, and had a maturity of November 15, 2010 has been extended to February 1, 2011. This loan was repaid in full with accrued interest on January 10, 2011

On October 22, 2010, The Meister Group loaned us $5,000 for operating expenses. The loan is unsecured, bears interest at the rate of 5%, and matures on January 15, , 2011.  . This loan was repaid in full with accrued interest on January 10, 2011

On November 24, 2010, The Meister Group loaned us $2,000 for operating expenses. The loan is unsecured, bears interest at the rate of 5%, and matures on March 23, 2011. This loan was repaid in full with accrued interest on January 10, 2011

Our executive offices consist of approximately 200 square feet of office space provided to us by our President, Dr. Hoerr. We currently do not pay rent for such space

On January 7, 2010, we entered into a loan agreement with Surge Partners, Ltd. for a series of loans up to an aggregate of $50,000 and borrowed an initial $20,000 and issued a 5% promissory note to Surge Partners, Ltd. The principal and accrued interest under the note is due and payable on the earlier of September 7, 2011 or the date we receive proceeds from the sale of our securities in a private offering or through an effective registration statement. In consideration of the loan commitment, on January 17, 2011, we issued Surge Partner, Ltd. 500,000 shares of our common stock. Irv Bader, a 5% shareholder of our company is  President of Surge Partners, Ltd.

EXPENSES OF ISSUANCE AND DISTRIBUTION

We estimate the expenses to be paid by us in connection with this offering to be as follows.  All of the amounts shown are estimates, except the SEC registration fee.

Nature of Expense	Amount
Accounting fees and expenses	$2,000.00
SEC registration fee	$203.18
Legal fees and expenses	$10,000.00
Miscellaneous expenses	$8,000.00
Total	$20,203.18

LEGAL MATTERS

David Lubin & Associates, PLLC has opined on the validity of the shares of common stock being offered hereby.

EXPERTS

The financial statements included in this prospectus and in the registration statement have been audited by Webb & Company, P.A. an independent registered public accounting firm, to the extent and for the period set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our By-laws provide to the fullest extent permitted by law, our directors or officers, former directors and officers, and persons who act at our request as a director or officer of a body corporate of which we are a shareholder or creditor shall be indemnified by us. We believe that the indemnification provisions in our By-laws are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act" or "Securities Act") may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement on Form S-1 under the Securities Act with the SEC for the securities offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules which are part of the registration statement. For additional information about us and our securities, we refer you to the registration statement and the accompanying exhibits and schedules. Statements contained in this prospectus regarding the contents of any contract or any other documents to which we refer are not necessarily complete. In each instance, reference is made to the copy of the contract or document filed as an exhibit to the registration statement, and each statement is qualified in all respects by that reference. Copies of the registration statement and the accompanying exhibits and schedules may be inspected without charge (and copies may be obtained at prescribed rates) at the public reference facility of the SEC at Room 1024, 100 F Street, N.E. Washington, D.C. 20549.

You can request copies of these documents upon payment of a duplicating fee by writing to the SEC. You may call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Our filings, including the registration statement, will also be available to you on the Internet web site maintained by the SEC at http://www.sec.gov.

Financial Statements.

ENTEROLOGICS, INC.
September 30, 2010
(Unaudited)

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED BALANCE SHEETS

ASSETS

	September 30,	December 31,
	2010	2009
CURRENT ASSETS	(Unaudited)

Cash	$747	$43,694
Prepaid expenses	1,300	-

TOTAL CURRENT ASSETS	2,047	43,694

Website Costs, net	1,000	-

TOTAL ASSETS	$3,047	$43,694

LIABILITIES AND STOCKHOLDERS’ EQUITY / (DEFICIENCY)

CURRENT LIABILITIES
Accounts payable	$5,295	$48
Accrued Interest- related party	30	135
Notes payable - related party	5,000	-

TOTAL CURRENT LIABILITIES	10,325	183

LONG TERM LIABILITIES
Notes payable - related party	-	3,500

TOTAL LIABILITIES	10,325	3,683

COMMITMENTS AND CONTINGENCIES	-	-

STOCKHOLDERS’ EQUITY /(DEFICIANCY)
Preferred Stock, $0.0001 par value, 5,000,000 shares authorized, none issued and outstanding	-	-
Common stock, $0.0001 par value, 150,000,000 shares authorized, 26,020,000 and 26,000,000 shares issued and outstanding, respectively	$2,602	$2,600
Additional paid in capital	54,588	45,530
Subscription receivable	-	(20)
Accumulated deficit - during developmental stage	(64,468)	(8,099)
Total Stockholders’ Equity / (Deficiency)	(7,278)	40,011

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY / (DEFICIENCY)	$3,047	$43,694

See accompanying notes to condensed unaudited financial statements.

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENTS OF OPERATIONS
(UNAUDITED)

			For the Period	For the Period
	For the Three	For the Nine	September 2, 2009	September 2, 2009
	Months Ended	Months Ended	(Inception) to	(Inception) to
	September 30, 2010	September 30, 2010	September 30, 2009	September 30, 2010

OPERATING EXPENSES
Professional fees	$4,858	$26,690	$3,500	$34,238
Compensation expense	3,000	9,000	-	9,000
General and administrative	3,551	20,638	-	21,054
Total Operating Expenses	11,409	56,328	3,500	64,292

LOSS BEFORE PROVISION FOR INCOME TAXES	(11,409)	(56,328)	(3,500)	(64,292)

OTHER INCOME / (EXPENSES)
Interest income	-	5	-	5
Interest expense	(30)	(46)	-	(181)
	(11,439)	(56,369)	(3,500)	(64,468)
Provision for Income Taxes	-	-	-	-

NET LOSS	$(11,439)	$(56,369)	$(3,500)	$(64,468)

Net loss per share - basic and diluted	$-	$-	$-	$-

Weighted average number of shares outstanding during the period - basic and diluted	26,020,000	26,009,373	10,300,000

See accompanying notes to condensed unaudited financial statements.

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
CONDENSED STATEMENTS OF CASH FLOWS
(UNAUDITED)

		For the Period	For the Period
	For the Nine	September 2, 2009	September 2, 2009
	Months Ended	(Inception) to	(Inception) to
	September 30, 2010	September 30, 2009	September 30, 2010
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(56,369)	$(3,500)	$(64,468)
Adjustments to reconcile net loss to net cash used in operating activities:
Imputed compensation	9,000	-	9,000
Stock issued for services	60	-	60
Changes in operating assets and liabilities:		-
Increase in prepaid expenses	(1,300)	-	(1,300)
Increase in Accounts payable	5,247	3,500	5,295
Increase (Decrease) in Accrued expenses- related party	(105)	-	30
Net Cash Used In Operating Activities	(43,467)	-	(51,383)

CASH FLOWS USED IN INVESTING ACTIVITIES:
Website costs	(1,000)	-	(1,000)
Net Cash Used In Investing Activities	(1,000)	-	(1,000)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common stock	20	-	48,130
Proceeds from notes payable - related party	5,000	-	8,500
Repayment of notes payable - related party	(3,500)	-	(3,500)
Net Cash Provided By Financing Activities	1,520	-	53,130

NET INCREASE IN CASH	(42,947)	-	747

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	43,694	-	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$747	$-	$747

Supplemental disclosure of non cash investing & financing activities:
Cash paid for income taxes	$-	$-	$-
Cash paid for interest expense	$151	$-	$151

See accompanying notes to condensed unaudited financial statements.

ENTEROLOGICS, INC.
CONDENSED STATEMENT OF STOCKHOLDERS' EQUITY / (DEFICIENCY)
FOR THE PERIOD FROM SEPTEMBER 2, 2009 (INCEPTION) TO SEPTEMBER 30, 2010
(UNAUDITED)

	Preferred Stock		Common Stock		Additional Paid-In	Subscription	Accumulated Deficit - Development Stage	Total Stockholders' Equity / (Deficiency)
	Shares	Amount	Shares	Amount	Capital	Receivable
BALANCE, September 2, 2009 (Inception)	-	$-	-	$-	$-	$-	$-	$-

Sale of common stock -Founders $.001 per share	-	-	10,300,000	1,030	-	-	-	1,030

Sale of common stock - private placement $.003 per share	-	-	15,700,000	1,570	45,530	(20)	-	47,080

Net loss, for the period September 2, 2009 (Inception) to	-	-	-	-	-	-	(8,099)	(8,099)
December 31, 2009
BALANCE, December 31, 2009	-	-	26,000,000	2,600	45,530	$(20)	(8,099)	40,011

Imputed Compensation	-	-	-	-	9,000	-	-	9,000

Common stock issued for services	-	-	20,000	2	58	-	-	60

Cash received from issuance of common stock	-	-	-	-	-	20	-	20

Net loss, for the nine months ended September 30, 2010	-	-	-	-	-	-	(56,369)	(56,369)

BALANCE, SEPTEMBER 30, 2010	-	$-	26,020,000	$2,602	$54,588	$-	$(64,468)	$(7,278)

See accompanying notes to condensed unaudited financial statements.

ENTEROLOGICS, INC
(A DEVELOPMENT STAGE COMPANY)
NOTES TO CONDENSED FINANCIAL STATEMENTS
September 30, 2010
(Unaudited)

NOTE 1     ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Basis of Presentation

The accompanying unaudited condensed financial statements are presented in accordance with generally accepted accounting principles for interim financial information and the instructions to Form 10-Q and rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting only of normal occurring accruals) considered necessary in order to make the financial statements not misleading, have been included. Operating results for the nine months ended September 30, 2010 are not necessarily indicative of results that may be expected for the year ending December 31, 2010. The condensed financial statements are presented on the accrual basis.

(B) Organization

Enterologics, Inc. was incorporated under the laws of the State of Delaware on September 2, 2009 to develop, test, and obtaining regulatory approvals for, manufacturing, commercializing and selling new prescription drug products

Activities during the development stage include developing the business plan, acquiring technology and raising capital.

(C) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(D) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. The Company at times has cash in excess of FDIC insurance limits and places its temporary cash investments with high credit quality financial institutions. At September 30, 2010 and December 31, 2009 the Company did not have any balances that exceeded FDIC insurance limits.

(E) Website Development

The Company has adopted the provisions of FASB Accounting Standards Codification No. 350 Intangible-Goodwills and Other . Costs incurred in the planning stage of a website are expensed, while costs incurred in the development state are capitalized and amortized over the estimated three year life of the asset. During the nine months ended September 30, 2010 and year ended December 31, 2009, the Company incurred $1,000 and $0, respectively, in website development costs.  As of September 30, 2010, the website has not been placed into service and no amortization expense has been recorded.

(F) Stock-Based Compensation

In December 2004, the FASB issued FASB Accounting Standards Codification No. 718, Compensation – Stock Compensation . Under FASB Accounting Standards Codification No. 718, companies are required to measure the compensation costs of share-based compensation arrangements based on the grant-date fair value and recognize the costs in the financial statements over the period during which employees are required to provide services. Share-based compensation arrangements include stock options, restricted share plans, performance-based awards, share appreciation rights and employee share purchase plans. As such, compensation cost is measured on the date of grant at their fair value. Such compensation amounts, if any, are amortized over the respective vesting periods of the option grant. The Company applies this statement prospectively.

Equity instruments (“instruments”) issued to other than employees are recorded on the basis of the fair value of the instruments, as required by FASB Accounting Standards Codification No. 718. FASB Accounting Standards Codification No. 505,   Equity Based Payments to Non-Employees   defines the measurement date and recognition period for such instruments. In general, the measurement date is when either a (a) performance commitment, as defined, is reached or (b) the earlier of (i) the non-employee performance is complete or (ii) the instruments are vested. The measured value related to the instruments is recognized over a period based on the facts and circumstances of each particular grant as defined in the FASB Accounting Standards Codification.

(G) Loss Per Share

Basic and diluted net (loss) per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification Topic 260, “Earnings Per Share.” As of September 30, 2010 and September 30, 2009, there was no common share equivalent outstanding.

(H) Fair Value of Financial Instruments

The carrying amounts of the Company's accounts payable, accrued expenses, and notes payable related approximate fair value due to the relatively short period to maturity for these instruments.

(I)  Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE 2     NOTES PAYABLE - RELATED PARTIES

On March 23, 2009 a related party loaned $3,500 to the Company for initial start-up costs. The loan is unsecured, carries an interest rate of 6%, and matures on August 23, 2010.   As of December 31, 2009 the Company recorded accrued interest of $135.  In February 2010 loan and accrued interest of $151 were repaid. (See note 4).

On August 17, 2010 a related party loaned $5,000 to the Company for initial start-up costs. The loan is unsecured, carries an interest rate of 5%, and originally matures on November 15, 2010, which was extended until February 1, 2011.   As of September 30, 2010 the Company recorded accrued interest of $30 (See note 4).

NOTE 3     STOCKHOLDERS' EQUITY / (DEFICIENCY)

(A) Common Stock Issued to Founders for Cash

In September 2009 the Company sold a total of 10,300,000 shares of common stock to four founders for $1,030 ($.0001 per share).

(B) Common Stock Issued for Cash

In 2009, the Company sold a total of 15,700,000 shares of common stock to 55 individuals for cash of $47,080 and a subscription receivable of $20 ($.003 per share).  Cash  of $20 was collected during the nine months ended September 30, 2010.

(C) Imputed Compensation

During the three and nine months ended September 30, 2010 an individual contributed services to the Company at a fair value of $3,000 and $9,000, respectively.

(D)Stock Issued for Services

In May 2010 Company issued 20,000 shares of common stock to an outside vendor for services with a fair value of $60 ($.003 per share), the most recent cash offering price.

NOTE 4     RELATED PARTY TRANSACTIONS

On March 23, 2009 a related party loaned $3,500 to the Company for initial start-up costs. The loan is unsecured, carries an interest rate of 6%, and matures on August 23, 2010.   As of December 31, 2009 the Company recorded accrued interest of $135.  In February 2010 loan and accrued interest of $151 were repaid.

On August 17, 2010 a related party loaned $5,000 to the Company for initial start-up costs. The loan is unsecured, carries an interest rate of 5%, and matures on November 15, 2010.   As of September 30, 2010 the Company recorded accrued interest of $30

During the three and nine months ended September 30, 2010 an individual contributed services to the Company at a fair value of $3,000 and $9,000, respectively.

NOTE 5     LETTER OF INTENT

On September 1, 2010 The Company, informed New York Health Care, Inc., a New York (NYHC) corporation that it was terminating the binding letter of intent entered into between the parties on June 15, 2010 regarding the potential acquisition by Enterologics of all the intellectual property rights and property relating to biotherapeutic agents for the treatment of various gastrointestinal disorders from BioBalance LLC, a Delaware limited liability company.

As a result of the lawsuit pending against NYHC, we feel that it will not be possible for NYHC to meet the closing conditions contemplated by said letter of intent. Furthermore, the assets of BioBalance are impaired due to the inherent delays arising as a result of the lawsuit. Accordingly, we notified NYHC that we are withdrawing the letter of intent.

NOTE 6     GOING CONCERN

As reflected in the accompanying unaudited condensed financial statements, the Company is in the development stage with no operations, a net loss of $64,468 from inception, used cash in operations from inception of $51,383 and has a working capital deficiency of $8,278. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

NOTE 7     SUBSEQUENT EVENT

On October 22, 2010 a related party loaned $5,000 to the Company for operating expenses. The loan is unsecured, carries an interest rate of 5%, and matures on January 15, 2011.

ENTEROLOGICS, INC.
December 31, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of: Enterologics, Inc.

We have audited the accompanying balance sheet of Enterologics, Inc. (the "Company") as of December 31, 2009 and the related statements of operations, changes in stockholders' equity and cash flows for the period from September 2. 2009 (Inception) to December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Enterologics, Inc. as of December 31, 2009 and the results of its operations and its cash flows for the period from September 2, 2009 (Inception) to December 31. 2009 then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5 to the financial statements. The Company has a net loss of $8,099 and a negative cash flow from operations of $7,916. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans concerning these matters are also described in Note 5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty

/s/ Webb & Company, P.A.
Certified Public Accountants

Boynton Beach, Florida
February 2, 2010

1501 Corporate Drive, Suite 150 ● Boynton Beach, FL 33426
Telephone: (561) 752-1721 ● Fax: (561) 734-8562
www.cpawebb.com

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
BALANCE SHEET
DECEMBER 31 2009

ASSETS

CURRENT ASSETS

Cash	$43,694

TOTAL ASSETS	$43,694

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable	$48
Accrued Interest	135
Notes payable - related party	3,500

TOTAL CURRENT LIABILITIES	3,683

COMMITMENTS AND CONTINGENCIES	-

STOCKHOLDERS’ EQUITY
Preferred stock, $0.0001 par value, 5,000,000 share authorized, none issued and outstanding	$-
Common stock, $0.0001 par value, 150,000,000 shares authorized, 26,000,000 shares issued and outstanding	2,600
Additional paid in capital	45,530
Subscription receivable	(20)
Accumulated deficit - during developmental stage	(8,099)
Total Stockholders’ Equity	40,011

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$43,694

See accompanying notes to the financial statements

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF OPERATIONS
FOR THE PERIOD SEPTEMBER 2, 2009 (INCEPTION) TO DECEMBER 31, 2009
(AUDITED)

OPERATING EXPENSES
Professional fees	$7,548
General and administrative	416
Total Operating Expenses	7,964

LOSS FROM OPERATIONS	(7,964)

OTHER EXPENSES
Interest Expense	135

LOSS FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	(8,099)
Provision for Income Taxes	-

NET LOSS	$(8,099)

Net loss per share - basic and diluted	$-

Weighted average number of shares outstanding during the period - basic and diluted	12,577,604

See accompanying notes to the financial statements

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF CASH FLOW
FOR THE PERIOD SEPTEMBER 2, 2009 (INCEPTION) TO DECEMBER 31, 2009

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(8,099)
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Accounts payable	48
Accrued interest	135
Net Cash Used In Operating Activities	(7,916)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from the issuance of common stock	48,110
Proceeds from notes payable - related party	3,500
Net Cash Provided By Financing Activities	51,610

NET INCREASE IN CASH	43,694

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	-

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$43,694

Supplemental disclosure of non cash investing & financing activities:
Cash paid for income taxes	$-
Cash paid for interest expense	$-
Sale of common stock for subscription receivable	$20

See accompanying notes to the financial statements

ENTEROLOGICS, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENT OF STOCKHOLDERS' EQUITY
FOR THE PERID FROM SEPTEMBER 2, 2009 (INCEPTION) TO DECEMBER 31, 2009

	Preferred Stock		Common Stock		Additional Paid-In	Subscription	Accumulated Deficit - During Development Stage
	Shares	Amount	Shares	Amount	Capital	Receivable		Total

BALANCE, September 2, 2009 (Inception)	-	$-	-	$-	$-	$-	$-	$-

Sale of common stock -Founders $.0001 per share	-	-	10,300,000	1,030	-	-	-	1,030

Sale of common stock - private placement $.003 per share	-	-	15,700,000	1,570	45,530	-	-	47,080

Net loss, for the period September 2, 2009 (Inception) to	-	-	-	-	-	-	(8,099)	(8,099)
December 31, 2009
BALANCE, December 31, 2009			$26,000,000	$2,600	$45,530	$-	$(8,099)	$40,011

See accompanying notes to the financial statements

ENTEROLOGICS, INC
(A DEVELOPMENT STAGE COMPANY)

NOTES TO  FINANCIAL STATEMENTS

FOR THE PERIOD SEPTEMBER 2, 2009 (INCEPTION) TO DECEMBER 31, 2009

NOTE 1	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) Organization

Enterologics, Inc. was incorporated under the laws of the State of Delaware on September 2, 2009 to develop, test, and obtain regulatory approvals for, manufacturing, commercializing and selling new prescription drug products.

Activities during the development stage include developing the business plan, acquiring technology and raising capital.

(B) Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

(C) Cash and Cash Equivalents

For purposes of the cash flow statements, the Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. At December 31, 2009 the Company did not have any balances that exceeded FDIC insurance limits.

(F) Loss Per Share

Basic and diluted net loss per common share is computed based upon the weighted average common shares outstanding as defined by FASB Accounting Standards Codification Topic 260, “Earnings Per Share.”  As of December 31, 2009 there were no common share equivalents outstanding.

(G) Fair Value of Financial Instruments

The carrying amounts of the Company's accounts payable, accrued expenses and notes payable - related partyapproximate fair value due to the relatively short period to maturity for these instruments.

(H) Income Taxes

The Company accounts for income taxes under FASB Codification Topic 740-10-25 (“ASC 740-10-25”).  Under ASC 740-10-25, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Under ASC 740-10-25, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

2009

Expected income tax recovery (expense) at the statutory rate of 34%	$(3,126)
Tax effect of expenses that are not deductible for income tax purposes
(net of other amounts deductible for tax purposes)	-
Change in valuation allowance	3,126

Provision for income taxes	$-

The components of deferred income taxes are as follows:
2009

Deferred income tax asset:
Net operating loss carry forwards	$3,126
Valuation allowance	(3,126)
Deferred income taxes	$-

As of December 31, 2009, the Company has a net operating loss carry forward of $8,099 available to offset future taxable income through 2029.  This results in deferred tax assets of $3,126 as of December 31, 2009. The valuation allowance at December 31, 2008 was $0. The change in the valuation allowance for the year ended December 31, 2009 was an increase of $3,126 .

(I) Recent Accounting Pronouncements

In June 2009, the FASB issued Financial Accounting Standards Codification No. 860 – Transfers and Servicing. FASB ASC No. 860 improves the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets; the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. FASB ASC No. 860 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period and for interim and annual reporting periods thereafter. The Company is evaluating the impact the adoption of FASB ASC No. 860 will have on its financial statements.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 810 – Consolidation. FASB ASC No. 810 is effective as of the beginning of each reporting entity’s first annual reporting period that begins after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company is evaluating the impact the adoption of FASB ASC No. 810 will have on its financial statements.

In June 2009, the FASB issued Financial Accounting Standards Codification No. 105-GAAP.   The FASB Accounting Standards Codification (“Codification”) will be the single source of authoritative nongovernmental U.S. generally accepted accounting principles. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. FASB ASC No. 105 is effective for interim and annual periods ending after September 15, 2009. All existing accounting standards are superseded as described in FASB ASC No. 105. All other accounting literature not included in the Codification is nonauthoritative. The Adpotion of FASB ASC No. 105 did not have a impact on our financial statements.

NOTE 2	NOTES PAYABLE - RELATED PARTIES

On March 23, 2009 a related party loaned $3,500 to the Company for initial start-up costs. The loan is unsecured, carries an interest rate of 5%, and matures on January 31, 2010.   As of December 31, 2009 the Company recorded accrued interest of $135. (See note 4 and 6).

NOTE 3	STOCKHOLDERS' EQUITY

(A) Common Stock Issued to Founders for Cash

In September 2009 the Company sold a total of 10,300,000 shares of common stock to four founders for $1,030 ($.0001 per share).

(B) Common Stock Issued for Cash

In 2009, the Company sold a total of 15,700,000 shares of common stock to 55 individuals for cash of $47,080 and a subscription receivable of $20 ($.003 per share).

(C) Preferred Stock

In October 2009, the Company amended its Articles of Incorporation to increase its authorized shares to 155,000,000 shares which shall consist of 150,000,000 shares of common stock with a par value of $.0001 and 5,000,000 shares of preferred stock with a par value of $.0001 with rights and preferences to be determined by the Board of Directors.

NOTE 4	RELATED PARTY TRANSACTIONS

On March 23, 2009 a related party loaned $3,500 to the Company for initial start-up costs. The loan is unsecured, carries an interest rate of 5%, and matures on January 31, 2010.   As of December 31, 2009 the Company recorded accrued interest of $135. (See Note 6).

NOTE 5	GOING CONCERN

As reflected in the accompanying financial statements, the Company is in the development stage with no operations, a net loss of $8,099 and used cash in operations of $7,916. This raises substantial doubt about its ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent on the Company's ability to raise additional capital and implement its business plan. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Management intents to continue to seek funding to execute its business plan.  If management is unable to raise additional funding in the immediate future, management intends to fund operations through shareholder loans. Management believes that actions presently being taken to obtain additional funding and implement its strategic plans provide the opportunity for the Company to continue as a going concern.

NOTE 6	SUBSEQUENT EVENTS

On January 31, 2010 the Company repaid the related party loan of $3,500 and accrued interest (See Note 2 and 4).

In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through February 2, 2010, the date the financial statements were issued  and one item was noted for disclose.